SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 20, 2014
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Table of Contents

Company Information
Capital Breakdown	1
Cash Distribution	2
Parent Company Financial Statements
Balance Sheet – Assets	3
Balance Sheet – Liabilities	4
Statement of Income	5
Statement of Comprehensive Income	6
Statement of Cash Flows	7
Statement of Changes in Shareholders’ Equity
1/1/2014 to 3/31/2014	8
1/1/2013 to 3/31/2013	9
Statement of Value Added	10
Consolidated Financial Statements
Balance Sheet - Assets	11
Balance Sheet - Liabilities	12
Statement of Income	13
Statement of Comprehensive Income	14
Statement of Cash Flows	15
Statement of Changes in Shareholders’ Equity
1/1/2014 to 3/31/2014	16
1/1/2013 to 3/31/2013	17
Statement of Value Added	18
Comments on the Company’s Consolidated Performance	19
Notes to the Financial Statements	29
Reports and Statements
Unqualified Independent Auditors’ Review Report	70

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 3/31/2014
Paid-in Capital
Common	1,457,970,108
Preferred	0
Total	1,457,970,108
Treasury Shares
Common	0
Preferred	0
Total	0

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Company Information / Cash distribution

Event	Approval	Dividends	Inition Payment	Type of share	Class of share	Dividends per common share (R$/share)

Meeting of Board of Directors	02/28/2014	Dividends	03/11/2014	Ordinary		0.29150

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Parent Company Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter 3/31/2014	YTD Previous Year 12/31/2013
1	Total assets	48,068,505	48,689,176
1.01	Current assets	4,685,496	5,054,174
1.01.01	Cash and cash equivalents	240,974	206,624
1.01.03	Trade receivables	1,320,190	1,992,704
1.01.04	Inventories	2,702,701	2,459,230
1.01.08	Other current assets	421,631	395,616
1.02	Non-current assets	43,383,009	43,635,002
1.02.01	Long-term receivables	4,257,367	4,134,846
1.02.01.06	Deferred taxes	2,926,969	2,612,998
1.02.01.09	Other non-current assets	1,330,398	1,521,848
1.02.02	Investments	26,593,365	27,005,592
1.02.03	Property, plant and equipment	12,449,898	12,418,095
1.02.04	Intangible assets	82,379	76,469

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Parent Company Statements / Balance Sheet – Liabilities
(R$ thousand)

Code	Description	Current Quarter 3/31/2014	YTD Previous Year 12/31/2013
2	Total liabilities	48,068,505	48,689,176
2.01	Current liabilities	5,445,228	6,503,789
2.01.01	Payroll and related taxes	140,356	159,892
2.01.02	Trade payables	1,086,870	926,935
2.01.03	Taxes payable	114,245	150,066
2.01.04	Borrowings and financing	2,698,595	3,854,694
2.01.05	Other payables	1,089,665	1,138,956
2.01.06	Provisions	315,497	273,246
2.01.06.01	Provision for tax, social security, labor and civil risks	315,497	273,246
2.02	Non-current liabilities	35,367,184	34,088,817
2.02.01	Borrowings and financing	22,416,678	21,394,660
2.02.02	Other payables	10,362,458	10,173,732
2.02.04	Provisions	2,588,048	2,520,425
2.02.04.01	Provision for tax, social security, labor and civil risks	469,446	438,114
2.02.04.02	Other provisions	2,118,602	2,082,311
2.02.04.02.03	Provision for environmental liabilities and Asset retirement obligation - ARO	354,352	365,716
2.02.04.02.04	Pension and healthcare plan	485,084	485,084
2.02.04.02.05	Provision for losses on investments	1,279,166	1,231,511
2.03	Shareholders’ equity	7,256,093	8,096,570
2.03.01	Issued capital	4,540,000	4,540,000
2.03.02	Capital reserves	30	30
2.03.04	Earnings reserves	2,414,568	2,839,568
2.03.04.01	Legal reserve	361,641	361,641
2.03.04.02	Statutory reserve	2,052,927	2,477,927
2.03.05	Retained earnings/Accumulated losses	55,334	-
2.03.08	Other comprehensive income	246,161	716,972

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Parent Company Statements / Statements of Income
(R$ thousand)
Code	Description	Current Quarter 1/1/2014 to 3/31/2014	YTD PreviousYear 1/1/2013 to 3/31/2013
3.01	Net revenue from sales and/or services	3,490,453	2,853,215
3.02	Cost of sales and/or services	-2,311,229	-2,205,276
3.03	Gross profit	1,179,224	647,939
3.04	Operating expenses/income	-632,776	-372,878
3.04.01	Selling expenses	-97,377	-109,267
3.04.02	General and administrative expenses	-82,863	-76,129
3.04.04	Other operating income	4,646	3,518

3.04.05	Other operating expenses	-166,057	-78,527
3.04.06	Share of profits of investees	-291,125	-112,473
3.05	Profit before finance income (costs) and taxes	546,448	275,061
3.06	Finance income (costs)	-578,827	-465,239
3.06.01	Finance income	8,569	25,033
3.06.02	Finance costs	-587,396	-490,272
3.06.02.01	Net exchange losses on financial instruments	314,502	116,213
3.06.02.02	Finance costs	-901,898	-606,485
3.07	Loss before taxes on income	-32,379	-190,178
3.08	Income tax and social contribution	87,713	217,504
3.09	Profit from continuing operations	55,334	27,326
3.11	Profit for the period	55,334	27,326
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	0.03796	0.01874
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	0.03796	0.01874

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Parent Company Statements / Statement of Comprehensive Income
(R$ thousand)
Code	Description	Current Quarter 1/1/2014 to 3/31/2014	YTD Previous Year 1/1/2013 to 3/31/2013
4.01	Profit for the period	55,334	27,326
4.02	Other comprehensive income	-470,811	-297,983
4.02.01	Cumulative translation adjustments for the period	-44,326	-43,239
4.02.02	Actuarial (losses) gains on defined benefit pension plan	1,710	0
4.02.04	Available-for-sale assets	-631,003	-287,389
4.02.05	Income tax and social contribution on available-for-sale assets	214,541	97,712
4.02.06	Available-for-sale assets from investments in subsidiaries	-11,733	-65,067
4.03	Comprehensive income for the period	415,477	-270,657

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Parent Company Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	YTD Current Year 01/01/2014 to 3/31/2014	YTD Previous Year 01/01/2013 to 3/31/2013
6.01	Net cash generated by operating activities	362,699	64,520
6.01.01	Cash generated from operations	1,033,504	598,354
6.01.01.01	Profit for the period	55,334	27,326
6.01.01.02	Charges on borrowings and financing	756,064	562,637
6.01.01.03	Charges on loans and financing granted	-3,896	-7,203
6.01.01.04	Depreciation, depletion and amortization	234,661	236,615
6.01.01.05	Share of profits of investees	291,125	112,473
6.01.01.06	Deferred income tax and social contribution	-99,430	-217,504
6.01.01.07	Provision for tax, social security, labor, civil and environmental risks	62,219	13,321
6.01.01.08	Monetary variation and exchange differences, net	-322,072	-111,209
6.01.01.09	Gain on derivative transactions	636	1,197
6.01.01.11	Residual value of permanent assets written off	4,288	0
6.01.01.14	Other provisions	54,575	-19,299
6.01.02	Changes in assets and liabilities	-670,805	-533,834
6.01.02.01	Trade receivables - third parties	-48,430	-82,148
6.01.02.02	Trade receivables - related parties	-109,782	-97,255
6.01.02.03	Inventories	-226,215	79,918
6.01.02.05	Recoverable taxes	-690	20,113
6.01.02.06	Judicial deposits	-2,598	8,296
6.01.02.07	Dividends received from related parties	205,259	870
6.01.02.09	Trade payables	108,615	-107,040
6.01.02.10	Payroll and related taxes	7,920	23,808
6.01.02.11	Taxes in installments - REFIS	-67,415	-20,046
6.01.02.13	Payables to related parties	6,488	-1,183
6.01.02.15	Interest paid	-545,210	-339,791
6.01.02.17	Interest received - related parties	13,563	2,203
6.01.02.18	Interest on swaps paid	-633	-1,050
6.01.02.19	Other	-11,677	-20,529
6.02	Net cash used in investing activities	-91,530	-440,840
6.02.01	Investments	-19,818	-15,942
6.02.02	Purchase of property, plant and equipment	-235,967	-279,829
6.02.04	Purchase of intangible assets	0	-12
6.02.05	Related parties loans	-3,860	-159,367
6.02.06	Receipt of related parties loans	168,115	14,310
6.03	Net cash used in financing activities	-236,819	-56,422
6.03.01	Borrowings and financing raised	690,556	350,078
6.03.02	Borrowings and financing raised - related parties	116,640	0
6.03.03	Repayment of borrowings	-594,833	-87,649
6.03.04	Repayment of borrowings - related parties	-24,312	-18,909
6.03.05	Dividends and interest on capital paid	-424,870	-299,942
6.04	Exchange differences on translating cash and cash equivalents	0	5,893
6.05	Increase (decrease) in cash and cash equivalents	34,350	-426,849
6.05.01	Cash and equivalents at the beginning of the period	206,624	2,995,757
6.05.02	Cash and equivalents at the end of the period	240,974	2,568,908

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Parent Company Statements / Statement of Changes in Shareholders´ Equity - 1/1/2014 to 03/31/2014
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings/ (accumulated losses)	Other comprehensive income	Shareholders´ Equity
5.01	Opening balances	4,540,000	30	2.839.568		716,972	8,096,570
5.03	Adjusted opening balances	4,540,000	30	2.839.568		716,972	8,096,570
5.04	Capital transactions with shareholders			-425,000			-425,000
5.04.06	Dividends			-425,000			-425,000
5.05	Total comprehensive income				55,334	-470,811	-415,477
5.05.01	Profit for the period				55,334		55,334
5.05.02	Other comprehensive income					-470,811	-470,811
5.05.02.04	Translation adjustments for the period					-44,326	-44,326
5.05.02.07	Actuarial (losses) gains on defined benefit pension plan					1,710	1,710
5.05.02.08	Available-for-sale assets					-428,195	-428,195
5.07	Closing balances	4,540,000	30	2,414,568	55,334	246,161	7,256,093

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Parent Company Statements / Statement of Changes in Shareholders´ Equity - 1/1/2013 to 03/31/2013
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings/ (accumulated losses)	Other comprehensive income	Shareholders´ Equity
5.01	Opening balances	4,540,000	30	3,690,543		386,324	8,616,897
5.03	Adjusted opening balances	4,540,000	30	3,690,543		386,324	8,616,897
5.04	Capital transactions with shareholders			-560,000			-560,000
5.04.08	Approval of prior year’s proposed dividends			-560,000			-560,000
5.05	Total comprehensive income				27,326	-297,983	-270,657
5.05.01	Profit for the period				27,326		27,326
5.05.02	Other comprehensive income					-297,983	-297,983
5.05.02.04	Cumulative translation adjustments for the period					-43,239	-43,239
5.05.02.06	Available-for-sale financial assets, net of taxes					-254,744	-254,744
5.07	Closing balances	4,540,000	30	3,130,543	27,326	88,341	7,786,240

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Parent Company Statements / Statement of Value Added
(R$ thousand)

Code	Description	YTD Current year 1/1/2014 to 03/31/2014	YTD Previous year 1/1/2013 to 03/31/2013
7.01	Revenues	4,265,934	3,591,649
7.01.01	Sales of products and services	4,217,900	3,540,704
7.01.02	Other revenues	49,773	46,088
7.01.04	Allowance for (reversal of) doubtful debts	-1,739	4,857
7.02	Raw materials acquired from third parties	-2,601,607	-2,402,536
7.02.01	Costs of sales and services	-2,198,768	-2,109,794
7.02.02	Materials, electric power, outside services and other	-381,414	-292,742
7.02.03	Impairment/recovery of assets	-21,425	0
7.03	Gross value added	1,664,327	1,189,113
7.04	Retentions	-234,661	-236,615
7.04.01	Depreciation, amortization and depletion	-234,661	-236,615
7.05	Wealth created	1,429,666	952,498
7.06	Value added received as transfer	-292,728	-112,630
7.06.01	Share of profits of investees	-291,125	-112,473
7.06.02	Finance income	8,569	25,033
7.06.03	Other	-10,172	-25,190
7.07	Wealth for distribution	1,136,938	839,868
7.08	Wealth distributed	1,136,938	839,868
7.08.01	Personnel	291,687	250,808
7.08.01.01	Salaries and wages	225,733	194,351
7.08.01.02	Benefits	48,979	41,909
7.08.01.03	Severance pay fund (FGTS)	16,975	14,548
7.08.02	Taxes, fees and contributions	210,515	93,909
7.08.02.01	Federal	182,960	55,623
7.08.02.02	State	21,361	33,178
7.08.02.03	Municipal	6,194	5,108
7.08.03	Lenders and lessors	579,402	467,825
7.08.03.01	Interest	901,650	606,310
7.08.03.02	Leases	2,715	2,941
7.08.03.03	Other	-324,963	-141,426
7.08.04	Shareholders	55,334	27,326
7.08.04.03	Retained earnings (accumulated losses) for the period	55,334	27,326

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Consolidated Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter 3/31/2014	YTD Previous Year 12/31/2013
1	Total assets	49,861,822	50,402,539
1.01	Current assets	16,067,724	16,402,042
1.01.01	Cash and cash equivalents	10,000,372	9,995,672
1.01.03	Trade receivables	1,705,710	2,522,465
1.01.04	Inventories	3,401,759	3,160,985
1.01.08	Other current assets	959,883	722,920
1.02	Non-current assets	33,794,098	34,000,497
1.02.01	Long-term receivables	4,514,337	4,636,608
1.02.01.02	Investments measured at amortized cost	30,042	30,756
1.02.01.06	Deferred taxes	3,079,049	2,770,527
1.02.01.09	Other non-current assets	1,405,246	1,835,325
1.02.02	Investments	13,417,079	13,487,023
1.02.03	Property, plant and equipment	14,916,278	14,911,426
1.02.04	Intangible assets	946,404	965,440

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Consolidated Financial Statements / Balance Sheet - Liabilities
(R$ thousand)

Code	Description	Current Quarter 3/31/2014	YTD Previous Year 12/31/2013
2	Total liabilities	49,861,822	50,402,539
2.01	Current liabilities	6,704,889	5,564,230
2.01.01	Payroll and related taxes	195,975	208,921
2.01.02	Trade payables	1,340,116	1,102,037
2.01.03	Taxes payable	285,870	304,095
2.01.04	Borrowings and financing	3,460,711	2,642,807
2.01.05	Other payables	1,044,887	972,851
2.01.06	Provisions	377,330	333,519
2.01.06.01	Provision for tax, social security, labor and civil risks	377,330	333,519
2.02	Non-current liabilities	35,931,589	36,769,250
2.02.01	Borrowings and financing	24,159,594	25,103,623
2.02.02	Other payables	10,163,727	10,061,571
2.02.03	Deferred taxes	253,767	268,833
2.02.04	Provisions	1,354,501	1,335,223
2.02.04.01	Provision for tax, social security, labor and civil risks	510,171	479,664
2.02.04.02	Other provisions	844,330	855,559
2.02.04.02.03	Provision for environmental liabilities and Asset retirement obligation	359,225	370,454
2.02.04.02.04	Pension and healthcare plan	485,105	485,105
2.03	Shareholders’ equity	7,225,344	8,069,059
2.03.01	Issued capital	4,540,000	4,540,000
2.03.02	Capital reserves	30	30
2.03.04	Earnings reserves	2,414,568	2,839,568
2.03.04.01	Legal reserve	361,641	361,641
2.03.04.02	Statutory reserve	2,052,927	2,477,927
2.03.05	Retained earnings/Accumulated losses	55,334	-
2.03.08	Other comprehensive income	246,161	716,972
2.03.09	Non-controlling interests	-30,749	-27,511

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Consolidated Financial Statements / Statements of Income
(R$ thousand)
Code	Description	Current Quarter 1/1/2014 to 3/31/2014	YTD PreviousYear 1/1/2013 to 3/31/2013
3.01	Net revenue from sales and/or services	4,370,878	3,641,983
3.02	Cost of sales and/or services	-3,034,529	-2,851,577
3.03	Gross profit	1,336,349	790,406
3.04	Operating expenses/income	-515,899	-388,785
3.04.01	Selling expenses	-189,915	-201,250
3.04.02	General and administrative expenses	-103,853	-109,586
3.04.04	Other operating income	7,713	4,256
3.04.05	Other operating expenses	-184,341	-98,900
3.04.06	Share of profits of investees	-45,503	16,695
3.05	Profit before finance income (costs) and taxes	820,450	401,621
3.06	Finance income (costs)	-741,199	-527,283
3.06.01	Finance income	38,052	37,820
3.06.02	Finance costs	-779,251	-565,103
3.06.02.01	Net exchange losses on financial instruments	-55,216	-28,685
3.06.02.02	Finance costs	-724,035	-536,418
3.07	Profit (loss) before taxes on income	79,251	-125,662
3.08	Income tax and social contribution	-27,155	141,978
3.09	Profit from continuing operations	52,096	16,316
3.11	Consolidated profit for the period	52,096	16,316
3.11.01	Attributed to owners of the Company	55,334	27,326
3.11.02	Attributed to non-controlling interests	-3,238	-11,010
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	0.03796	0.01874
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	0.03796	0.01874

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Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)
Code	Description	Current Quarter 1/1/2014 to 3/31/2014	YTD Previous Year 1/1/2013 to 3/31/2013
4.01	Consolidated profit for the period	52,096	16,316
4.02	Other comprehensive income	-470,811	-297,983
4.02.01	Cumulative translation adjustments for the period	-44,326	-43,239
4.02.02	Actuarial (losses) gains on defined benefit pension plan	1,710	0
4.02.04	Available-for-sale assets	-648,780	-385,976
4.02.05	Income tax and social contribution on available-for-sale assets	220,585	131,232
4.03	Consolidated comprehensive income for the period	-418,715	-281,667
4.03.01	Attributed to owners of the Company	-415,477	-270,657
4.03.02	Attributed to non-controlling interests	-3,238	-11,010

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Consolidated Financial Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	YTD Current Year 01/01/2014 to 3/31/2014	YTD Previous Year 01/01/2013 to 3/31/2013
6.01	Net cash generated by operating activities	576,219	-213,878
6.01.01	Cash generated from operations	1,121,670	491,236
6.01.01.01	Profit for the period attributable to owners of the Company	55,334	27,326
6.01.01.02	Profit (loss) for the period attributable to non-controlling interests	-3,238	-11,010
6.01.01.03	Charges on borrowings and financing	656,367	479,972
6.01.01.04	Charges on loans and financing granted	-8,850	0
6.01.01.05	Depreciation, depletion and amortization	294,406	294,273
6.01.01.06	Share of profits (losses) of investees	45,503	-16,695
6.01.01.07	Deferred income tax and social contribution	-96,856	-219,813
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	63,089	24,125
6.01.01.09	Monetary variation and exchange differences, net	68,703	-144,000
6.01.01.10	Gain on derivative transactions	3,069	2,363
6.01.01.12	Residual value of permanent assets written off	4,628	1,832
6.01.01.13	Other provisions	39,515	52,863
6.01.02	Changes in assets and liabilities	-545,451	-705,114
6.01.02.01	Trade receivables - third parties	114,057	29,291
6.01.02.02	Trade receivables - related parties	-62,335	71,741
6.01.02.03	Inventories	-220,191	-114,993
6.01.02.04	Receivables from related parties	-17,124	89,316
6.01.02.05	Recoverable taxes	16,329	-19,924
6.01.02.06	Judicial deposits	-2,633	7,624
6.01.02.07	Dividends received from related parties	202,015	0
6.01.02.08	Trade payables	210,719	-224,050
6.01.02.09	Payroll and related taxes	19,989	36,962
6.01.02.10	Taxes in installments - REFIS	-64,240	-36,474
6.01.02.11	Payables to related parties	-155	-1,232
6.01.02.12	Interest paid	-731,334	-511,146
6.01.02.13	Interest received - related parties	13,563	0
6.01.02.14	Interest on swaps paid	-633	-1,219
6.01.02.15	Other	-23,478	-31,010
6.02	Net cash used in investing activities	-135,745	-234,950
6.02.01	Investments	-5,846	0
6.02.02	Purchase of property, plant and equipment	-298,490	-440,442
6.02.04	Receipt/payment in derivative transactions	3,879	207,417
6.02.06	Purchase of intangible assets	-257	-30
6.02.07	Related parties loans	-3,860	0
6.02.08	Receipt of related parties loans	168,115	0
6.02.09	Investment, net of redeemed amount	714	-1,895
6.03	Net cash used in financing activities	-104,988	-49,453
6.03.01	Borrowings and financing raised	934,146	349,329
6.03.02	Repayment of borrowings	-614,264	-104,264
6.03.04	Dividends and interest on capital paid	-424,870	-299,942
6.03.05	Capital contribution by non-controlling shareholders	0	5,424
6.04	Exchange differences on translating cash and cash equivalents	-330,786	-61,401
6.05	Increase (decrease) in cash and cash equivalents	4,700	-559,682
6.05.01	Cash and equivalents at the beginning of the period	9,995,672	11,891,821
6.05.02	Cash and equivalents at the end of the period	10,000,372	11,332,139

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Consolidated Financial Statements / Statement of Changes in Shareholders´ Equity - 1/1/2014 to 03/31/2014
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings/ (accumulated losses)	Other comprehensive income	Shareholders´ Equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	2,839,568		716,972	8,096,570	-27,511	8,069,059
5.03	Adjusted opening balances	4,540,000	30	2,839,568		716,972	8,096,570	-27,511	8,069,059
5.04	Capital transactions with shareholders			-425,000			-425,000		-425,000
5.04.06	Dividends			-425,000			-425,000		-425,000
5.05	Total comprehensive income				55,334	-470,811	-415,477	-3,238	-418,715
5.05.01	Profit for the period				55,334		55,334	-3,238	52,096
5.05.02	Other comprehensive income					-470,811	-470,811		-470,811
5.05.02.04	Translation adjustments for the period					-44,326	-44,326		-44,326
5.05.02.07	Actuarial (losses) gains on defined benefit pension plan					1,710	1,710		1,710
5.05.02.08	Available-for-sale assets, net of taxes					-428,195	-428,195		-428,195
5.07	Closing balances	4,540,000	30	2,414,568	55,334	246,161	7,256,093	-30,749	7,225,344

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Consolidated Financial Statements / Statement of Changes in Shareholders´ Equity - 1/1/2013 to 03/31/2013
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings/ (accumulated losses)	Other comprehensive income	Shareholders´ Equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	3,690,543		386,324	8,616,897	390,616	9,007,513
5.03	Adjusted opening balances	4,540,000	30	3,690,543		386,324	8,616,897	390,616	9,007,513
5.04	Capital transactions with shareholders			-560,000			-560,000		-560,000
5.04.08	Approval of prior year’s proposed dividends			-560,000			-560,000		-560,000
5.05	Total comprehensive income				27,326	-297,983	-270,657	-11,010	-281,667
5.05.01	Profit for the period				27,326		27,236	-11,010	16,316
5.05.02	Other comprehensive income					-297,983	-297,983		-297,983
5.05.02.04	Cumulative translation adjustments for the period					-43,239	-43,239		-43,239
5.05.02.06	Available-for-sale financial assets, net of taxes					-254,744	-254,744		-254,744
5.06	Internal changes in shareholders' equity							5,351	5,351
5.06.04	Non-controlling interests in subsidiaries							5,351	5,351
5.07	Closing balances	4,540,000	30	3,130,543	27,326	88,341	7,786,240	384,957	8,171,197

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Consolidated Financial Statements / Statement of Value Added
(R$ thousand)

Code	Description	YTD Current year 1/1/2014 to 03/31/2014	YTD Previous year 1/1/2013 to 03/31/2013
7.01	Revenues	5,236,997	4,451,468
7.01.01	Sales of products and services	5,189,439	4,401,707
7.01.02	Other revenues	49,906	44,918
7.01.04	Allowance for (reversal of) doubtful debts	-2,348	4,843
7.02	Raw materials acquired from third parties	-3,309,802	-3,011,736
7.02.01	Costs of sales and services	-2,805,092	-2,589,917
7.02.02	Materials, electric power, outside services and other	-481,519	-421,940
7.02.03	Impairment/recovery of assets	-23,191	121
7.03	Gross value added	1,927,195	1,439,732
7.04	Retentions	-294,406	-294,273
7.04.01	Depreciation, amortization and depletion	-294,406	-294,273
7.05	Wealth created	1,632,789	1,145,459
7.06	Value added received as transfer	-942,712	-512,269
7.06.01	Share of profits of investees	-45,503	16,695
7.06.02	Finance income	38,052	37,820
7.06.03	Other	-935,261	-566,784
7.07	Wealth for distribution	690,077	633,190
7.08	Wealth distributed	690,077	633,190
7.08.01	Personnel	393,796	357,754
7.08.01.01	Salaries and wages	311,928	285,134
7.08.01.02	Benefits	62,032	54,543
7.08.01.03	Severance pay fund (FGTS)	19,836	18,077
7.08.02	Taxes, fees and contributions	396,581	256,837
7.08.02.01	Federal	340,944	161,528
7.08.02.02	State	45,731	87,225
7.08.02.03	Municipal	9,906	8,084
7.08.03	Lenders and lessors	-152,396	2,283
7.08.03.01	Interest	814,965	528,004
7.08.03.02	Leases	4,159	4,159
7.08.03.03	Other	-971,520	-529,880
7.08.04	Shareholders	52,096	16,316
7.08.04.03	Retained earnings (accumulated losses) for the period	55,334	27,326
7.08.04.04	Non-controlling interests in retained earnings	-3,238	-11,010

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Economic Scenario

Global growth has been consolidating, fueled by the recovery of the developed economies, while growth in the emerging nations is expected to be moderate. The global Purchasing Managers Index (PMI) closed March at 53.5 points, giving 18 consecutive months of expansion. In this scenario, the IMF expects global GDP growth of 3.6% this year and 3.9% in 2015, versus 3.0% in 2013.

USA

In the United States, even though the economic performance of the first two months of the year was jeopardized by the exceptionally rigorous winter, the fundamentals are still favoring a recovery in activity. March’s manufacturing PMI recorded 53.7 points, while the service sector PMI reached 55.3 points, up by 0.5 and 2.0 points, respectively, on February.

Industrial production moved up by 0.7% in March, giving 12-month growth of 3.8%, while capacity use came to 79.2%, higher than the 78.4% recorded in December 2013.

Unemployment reached 6.7% in March, flat over December 2013 and 0.8 p.p. down in the last 12 months.

The FED maintained its US$10 billion reduction in the asset purchase program at each meeting and will continue to do so, unless there is a significant change in the economic fundamentals. At the same time, it signaled that the current interest rates would remain in place for a longer period, even after the winding up of the asset purchase program, expected at the end of 2014, thereby alleviating market concerns. The FED expects U.S. GDP growth of between 2.8% and 3.0% in 2014.

Europe

Despite the 0.4% economic shrinkage in the Eurozone in 2013, the European Central Bank (ECB) expects growth of 1.2% in 2014 and 1.5% in 2015, albeit not uniformly among the various countries.

The Eurozone’s compound PMI reached 53.1 points in March, 1.0 point up on December 2013 and the ninth consecutive monthly upturn. Unemployment, stable since October, fell slightly in March, reaching 11.8%, while industrial production increased by 1.7% in February over the month before.

Twelve-month inflation closed March at 1.1%, below the 2% target established by the ECB. As a result, at its last meeting in April, the institution maintained interest rates at 0.25% p.a., their lowest ever level.

In the UK, first-quarter GDP edged up by 0.8%, fueled by the service sector. Industrial output grew by 0.9% in February over January, while compound PMI reached 58.1 points in the same month, slightly down on the 59.5 points recorded in December, but still high. According to the British Treasury, the consensus of estimates points to GDP growth of 2.8% in 2014.

Asia

In China, the beginning-of-year activity indicators pointed to deceleration, once again raising worries of a possible economic slowdown.

Preliminary 1Q14 figures indicate year-on-year Chinese GDP growth of 7.4%. Industrial production moved up by 8.7% in the first quarter, below the average of 10% recorded in the second half of 2013. Manufacturing PMI, disclosed by HSBC, which expanded by 50.5 points in December 2013, has been on the decline since the beginning of this year, reaching 48.0 points in March, while investments in fixed assets fell from 20.9% in 1Q13 to 17.6% in 1Q14.

According to the Chinese National Bureau of Statistics, total investments in the construction sector came to 1.5 billion yuan in 1Q14, 16.8% up in the quarter, versus 20.2% in 1Q13, signifying a decline of 3.4 p.p.

Given this scenario, in April the Chinese government announced a series of measures to stimulate the economy, including tax breaks for small and mid-sized businesses, accelerated railway construction and improvements to the housing financing system. The government maintained its 2014 GDP growth target at 7.5%, with industrial output growth of 9.5%.

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Japan continued to stage a modest recovery, with the local central bank maintaining its economic stimuli. Manufacturing PMI reached 53.9 points in March, the tenth consecutive monthly expansion, versus 55.2 points in December 2013. The institution expects 2014 GDP growth of between 0.9% and 1.5%, with inflation of 1.5%.

Brazil

On the home front, February’s seasonally-adjusted Central Bank Economic Activity Index (IBC-Br), used as a reference for GDP, increased by 0.24% over January, giving a 12-month variation of 2.41%. The Central Bank’s FOCUS report expects GDP growth of 1.63% in 2014 and 1.91% in 2015.

Industrial production in February edged up by 0.4% over the previous month and by 5.0% year-on-year. Retail sales increased by 0.2% in February over January and by 5.0% in the previous 12 months.

On the other hand, the Industrial Confidence Index (ICI) measured by the Getulio Vargas Foundation fell by 2.3% between February and March 2014, from 98.5 to 96.2 points, the lowest level since June 2009.The trade balance closed 1Q14 with a deficit of US$6.1 billion, the worst figure since the series began in 1994.

Inflation measured by the IPCA consumer price index increased by 0.92% in March over February and by 6.15% in 12 months, above the mid-point of the inflationary target defined by the Monetary Policy Committee (COPOM). As a result, the COPOM maintained its restrictive monetary policy, raising the Selic benchmark interest rate for the ninth consecutive time, this time to 11.25% p.a. The FOCUS report expects 2014 inflation of 6.5%, with a Selic of 11.25% at year-end.

On the foreign exchange front, the real appreciated by 3.4% against the dollar in 1Q14, closing March at R$2.263, reflecting the current yields of U.S. government bonds and the increase in Brazilian interest rates.

Macroeconomic Projections

	2014	2015
IPCA (%)	6.50	6.00
Commercial dollar (final) – R$	2.45	2.51
SELIC (final - %)	11.25	12.25
GDP (%)	1.63	1.91
Industrial Production (%)	1.21	2.65

                          Source: FOCUS BACEN                Base: May 5, 2014

Net Revenue

CSN recorded consolidated net revenue of R$4,371 million in 1Q14, 20% up on the R$3,642 million reported in 1Q13, chiefly due to increased revenue from steel and mining operations.

In relation to the R$4,949 million recorded in 4Q13, 1Q14 net revenue fell by 12%, primarily due to reduced revenue from the mining segment.

Cost of Goods Sold (COGS)

In 1Q14, consolidated COGS came to R$3,035 million, 6% more than the R$2,852 million posted in the same period last year, basically due to higher iron ore sales volume.

In comparison to the R$3,292 million recorded in 4Q13, 1Q14 COGS declined by 8%, mainly due to lower iron ore sales volume.

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Selling, General, Administrative and Other Operating Expenses

SG&A expenses totaled R$294 million in 1Q14, 5% down on the R$311 million posted in 1Q13, chiefly due to the lower distribution cost, and 17% down on the R$355 million reported in 4Q13, mainly as a result of the reduction in administrative expenses.

In 1Q14, Other Operating Revenue/Expenses amounted to R$177 million, 86% up on the R$95 million recorded in 1Q13, due to provisions for contingencies, and 10% down on the R$196 million reported in 4Q13, essentially basically due to the non-recurring impact of the Company’s adherence to the Tax Settlement Program (REFIS) in the latter quarter.

EBITDA

The Company uses Adjusted EBITDA to measure the segments' performance and operating cash flow capacity. It comprises net income, less net financial result, income and social contribution taxes, depreciation and amortization, results from investees and other operating revenue (expenses), plus the proportional EBITDA of the jointly-owned subsidiaries, Namisa, MRS Logística and CBSI.

Adjusted EBITDA totaled R$1,440 million in 1Q14, 60% up on the R$902 million recorded in 1Q13, essentially due to the contributions of the steel and mining segments, while the EBITDA margin came to 30%.

In relation to 4Q13, adjusted EBITDA fell by 18%, chiefly due to the mining segment, partially offset by steel EBITDA, while the adjusted EBITDA margin narrowed by 2 p.p.

Financial Result and Net Debt

The 1Q14 net financial result was negative by R$741 million, primarily due to the following factors:

•         Interest on loans and financing totaling R$659 million;

•         Expenses of R$41 million with the monetary restatement of tax payment installments;

•         Other financial expenses totaling R$24 million;

•         Monetary and foreign exchange variations amounting to R$55 million;

These negative effects were partially offset by consolidated financial revenue of R$38 million.

Gross debt, net debt and the net debt/EBITDA ratio presented below reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI, as well as the impact from the partial spin-off of Transnordestina Logística S/A.

On March 31, 2014, consolidated net debt totaled R$15.8 billion, very close to the R$15.7 million recorded on December 31, 2013, impacted by:

•         Payment of dividends and interest on equity totaling R$0.4 billion;

•         Investments of R$0.3 billion in fixed assets;

•         A R$0.7 billion effect related to the cost of debt;

•         Other effects totaling R$0.1 billion;

These negative impacts were offset by 1Q14 EBITDA of R$1.4 billion.

The net debt/EBITDA ratio based on LTM adjusted EBITDA closed the first quarter at 2.66x, 0.25x down on the ratio recorded at the end of 4Q13.

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Indebtedness (R$ million) and Net Debt /Adjusted EBITDA ratio

Equity Result

The consolidated equity result was negative by R$46 million in 1Q14, essentially due to the results of the jointly-owned subsidiaries Namisa and MRS.

Net Income

CSN posted consolidated net income of R$52 million in 1Q14, R$36 million more than in 1Q13, chiefly due to the upturn in gross profit.

In comparison with the previous quarter, net income increased by R$539 million, given the 4Q13 net loss of R$487 million, primarily due to the Company’s adherence to the Tax Settlement Program (REFIS).

Capex

Investments reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI. The Company has ceased consolidating its interest in Transnordestina Logística S/A, due to the latter’s partial spin-off on December 27, 2013 and the consequent entry into effect of the new shareholders’ agreement.

CSN invested R$355 million in 1Q14, R$236 million in the parent company. Of this total, R$114 million went to the Casa de Pedra mine and the Port of Itaguaí and R$108 million to the steel segment, mainly due to improvements to the hot strip mill (LTQ) and the coke batteries.

The remaining R$119 million went to subsidiaries or joint subsidiaries, mostly as follows:

✓  Namisa: R$33 million;

✓  Sepetiba Tecon: R$28 million;

✓  MRS: R$23 million.

Working Capital

Working capital allocated to the Company’s businesses closed 1Q14 at R$2,510 million, R$25 million less than at the end of 4Q13, chiefly due to the increase in the suppliers line and the reduction in accounts receivable, partially offset by the upturn in inventories. The average supplier payment period widened by nine days, the average receivables period narrowed by two days and the average inventory turnover period increased by twelve days.

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WORKING CAPITAL (R$ MM)	1Q13	4Q13	1Q14	Change 1Q14 x 1Q13	Change 1Q14 x 4Q13
Assets	4,100	3,951	4,126	26	175
Accounts Receivable	1,506	1,734	1,621	115	(112)
Inventory (*)	2,583	2,164	2,416	(167)	252
Advances to Taxes	12	54	89	77	35
Liabilities	2,435	1,416	1,616	(819)	200
Suppliers	1,881	881	1,105	(776)	223
Salaries and Social Contribution	192	209	196	4	(13)
Taxes Payable	332	297	286	(46)	(12)
Advances from Clients	30	28	30	0	2
Working Capital	1,666	2,535	2,510	844	(25)

TURNOVER RATIO Average Periods	1Q13	4Q13	1Q14	Change 1Q14 x 1Q13	Change 1Q14 x 4Q13
Receivables	30	30	28	(2)	(2)
Supplier Payment	59	26	35	(24)	9
Inventory Turnover	82	64	76	(6)	12
Cash Conversion Cycle	53	68	69	16	1
(*) Inventory - includes "Advances to Suppliers" and does not include "Supplies".

Results by Segment

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy. The main assets and/or companies comprising each segment are presented below:

The information on CSN’s five business segments is derived from the accounting data, together with allocations and the apportionment of costs among the segments. Results by segment reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI, as well as the full consolidation of FTL.

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Results by Segments
R$ million								1Q14
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Corporate/ Eliminations	Consolidated
Net Revenue	3,127	1,247	60	277	65	98	(504)	4,371
Domestic Market	2,355	100	60	277	65	98	(250)	2,706
Foreign Market	771	1,148	-	-	-	-	(254)	1,665
Cost of Goods Sold	(2,395)	(716)	(34)	(205)	(42)	(65)	423	(3,035)
Gross Profit	732	531	26	72	23	33	(82)	1,336
Selling, General and Administrative Expenses	(166)	(16)	(1)	(28)	(5)	(15)	(64)	(294)
Depreciation	195	70	2	39	4	9	(33)	285
Proportional EBITDA of Jointly Controlled Companies							112	112
Adjusted EBITDA	761	585	27	83	23	27	(66)	1,440

R$ million								1Q13
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Corporate/ Eliminations	Consolidated
Net Revenue	2,947	747	39	225	47	98	(461)	3,642
Domestic Market	2,313	87	39	225	47	98	(218)	2,592
Foreign Market	634	659	-	-	-	-	(243)	1,050
Cost of Goods Sold	(2,456)	(454)	(21)	(171)	(41)	(67)	358	(2,852)
Gross Profit	492	293	19	55	6	30	(103)	790
Selling, General and Administrative Expenses	(158)	(17)	(6)	(22)	(5)	(14)	(89)	(311)
Depreciation	194	51	2	31	4	7	(2)	287
Adjusted EBITDA			-	-			135	135
Adjusted EBITDA	528	326	15	63	5	24	(59)	902

Steel

Scenario

According to the World Steel Association (WSA) global crude steel production totaled 406 million tonnes in 1Q14, 2.5% higher than in 1Q13, with China, responsible for 203 million tonnes, recording growth of 2.4%. Global capacity use reached 79% in March, 6.2 p.p. up on December 2013. The WSA expects global apparent steel consumption to grow by 3.1% in 2014, with apparent consumption in China moving up by 3%.

According to the Brazilian Steel Institute (IABr), domestic crude steel production came to 8.3 million tonnes in 1Q14, 1.5% more than in 1Q13, while rolled flat output totaled 6.3 million tonnes, up by 1.9%.

Apparent domestic flat steel consumption amounted to 6.4 million tonnes in the first quarter, 2.1% more than in 1Q13, while domestic sales moved up by 1.7% to 5.4 million tonnes. On the other hand, imports climbed by 3.8% to 0.9 million tonnes, while exports fell by 19% to 1.9 million tonnes.

The IABr estimates domestic sales of 23.7 million tonnes in 2014, with apparent consumption of 27.2 million tonnes.

Automotive

According to ANFAVEA (the Auto Manufacturers’ Association), light vehicle production totaled 790,000 units in 1Q14, 8.4% down on 1Q13, with sales of 813,000 units, down by 2.1%.

ANFAVEA estimates light vehicle production and sales growth of 1.4% and 1.1%, respectively, in 2014, while FENABRAVE (the Vehicle Distributors’ Association) expects sales to remain flat over last year.

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Construction

According to ABRAMAT (the Construction Material Manufacturers’ Association), sales of building materials increased by 0.9% year-on-year in 1Q14.

ABRAMAT estimates sales growth of 4.5% in 2014 as a whole, sustained by the resumption of investments in infrastructure and the works for the upcoming sporting events.

Home Appliances

According to the IBGE (Brazilian Institute of Geography and Statistics), home appliance production fell by 2.4% year-on-year in January and February.

Distribution

According to INDA (the Brazilian Steel Distributors’ Association), domestic flat steel sales by distributors totaled 1.17 million tonnes in 1Q14, 12% up on 4Q13. For 2014 as a whole, the association expects growth of 4% in flat steel sales by its affiliates.

Purchases by the associated network came to 1.09 million tonnes in 1Q14, 0.9% down on the previous three months. On the other hand, inventories closed March at 968,000 tonnes, 0.8% less than in 4Q13, representing 2.6 months of sales.

Sales Volume

CSN sold 1.39 million tonnes of steel in 1Q14, 4% down on 4Q13. Of this total, 73% went to the domestic market, 25% were sold by overseas subsidiaries and 2% went to direct exports.

Domestic Sales Volume

Domestic steel sales totaled 1.01 million tonnes in 1Q14, 5% less than in 4Q13, due to the seasonality of steel sales.

Foreign Sales Volume

Foreign steel sales amounted to 377,000 tonnes in 1Q14, in line with the previous quarter. Of this total, the overseas subsidiaries sold 351,000 tonnes, 209,000 of which by SWT. Direct exports came to 26,000 tonnes.

Prices

Net revenue per tonne averaged R$2,216 in 1Q14, 6% higher than the 4Q13 average.

Net Revenue

Net revenue from steel operations totaled R$3,127 million, 1% up on 4Q13, chiefly due to higher prices, partially offset by the decline in sales volume.

Cost of Goods Sold (COGS)

Steel segment COGS came to R$2,395 million, 2% less than in 1Q13 and 4Q13, basically due to lower sales volume.

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Adjusted EBITDA

Adjusted steel segment EBITDA totaled R$761 million in 1Q14, 20% up on the quarter before, basically due to higher steel prices and the largest quarterly figure since 3Q10. The adjusted EBITDA margin came to 24%, 3 p.p. up on 4Q13, and the highest since 3Q11. These results signify a steel segment margin recovery.

Production

The Presidente Vargas Steelworks (UPV) produced 1.1 million tonnes of crude steel in 1Q14, in line with the 4Q13 figure, while consumption of slabs purchased from third parties totaled 102,000 tonnes. Production  of rolled steel came to 1.1 million tonnes, 8% down on the previous quarter due to the hot strip mill maintenance program.

				Change
Production (in thousand t)	1Q13	4Q13	1Q14	1Q14 x 1Q13	1Q14 x 4Q13
Crude Steel (P. Vargas Mill)	1,047	1,093	1,098	5%	0%
Purchased Slabs from Third Parties	118	179	102	-14%	-43%
Total Crude Steel	1,165	1,271	1,200	3%	-6%
Total Rolled Products	1,089	1,141	1,053	-3%	-8%

Production Costs (Parent Company)

In 1Q14, the Presidente Vargas Steelworks’ total production costs came to R$1,656 million, 7% down on 4Q13, chiefly due to the reduced consumption of slabs acquired from third parties.

Mining

Scenario

In 1Q14, the seaborne iron ore market was negatively impacted by the slowdown in industrial output, the reduction in investments in fixed assets and lower real estate sales in China, which led to a deceleration in steel production. In addition, iron ore stocks in the main Chinese ports reached record levels, putting downward pressure on prices.

In this scenario, the Platts Fe62% CFR China index averaged US$120.38/dmt in 1Q14, 10.6% down on the 4Q13 average. The iron ore quality premium varied between US$2.00 and US$2.30/dmt per 1% of Fe content, while freight costs on the Tubarão/Qingdao route averaged US$22.33/wmt, 10.7% less than the previous quarter’s average, with the seasonal reduction in exports from Brazil and Australia.

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Brazil exported 77 million tonnes of iron ore in the first quarter, 19% down on 4Q13.

Iron Ore Sales

In 1Q14, sales of finished iron ore products totaled 6.4 million tonnes, 54% up on the 4.1 million tonnes sold in 1Q13 and 18% less than the 7.8 million tonnes recorded in the previous quarter, due to maintenance at the Tecar terminal in the Port of Itaguaí. Of this total, 2.2 million tonnes were sold by Namisa1. Virtually all iron ore sold in 1Q14 was exported.

Iron ore volume for own consumption reached 1.5 million tonnes in 1Q14.

1 Sales volumes include 100% of the stake in NAMISA.

Net Revenue

Net revenue from mining operations came to R$1,247 million in 1Q14, 67% up on 1Q13, primarily due to the upturn in sales volume.

In relation to the R$1,920 million reported in the previous quarter, however, 1Q14 net revenue fell by 35%, due to lower sales volume and prices and the 4Q13 reception of R$323 million in indemnification for lost earnings in 2007 due to a claim related to Tecar’s iron ore separator and belt transportation system.

Cost of Goods Sold (COGS)

COGS totaled R$716 million in 1Q14, 58% up on 1Q13, chiefly due to higher sales volume.

In relation to the R$946 million recorded in 4Q13, 1Q14 COGS fell by 24%, essentially due to lower sales volume.

Adjusted EBITDA

Adjusted EBITDA from mining operations totaled R$585 million in 1Q14, 79% up on the R$326 million reported in 1Q13, for the reasons mentioned above, with an adjusted EBITDA margin of 47%, and 43% down on the R$1,022 million recorded in 4Q13.

Logistics

Scenario

Railway Logistics

According to the ANTT (National Ground Transport Association), the Brazilian railways transported 463 million tonnes in 2013, 0.7% up on 2012.

Port Logistics

According to ANTAQ (National Waterway Transport Agency), Brazil’s port installations handled around 931 million tonnes in 2013, 3% more than the year before. Bulk solids totaled 569 million tonnes, 2% up on 2012, while container handling came to 8.9 million TEUs1, up by 9%.

1 TEU (Twenty‐Foot Equivalent Unit) – transportation unit equivalent to a standard 20-feet intermodal container

Analysis of Results

Railway Logistics

Net revenue from railway logistics totaled R$277 million in 1Q14, COGS came to R$205 million and adjusted EBITDA amounted to R$83 million, with an adjusted EBITDA margin of 30%.

Port Logistics

In 1Q14, net revenue from port logistics amounted to R$60 million, COGS totaled R$34 million and adjusted EBITDA came to R$27 million, with an adjusted EBITDA margin of 46%.

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Cement

Scenario

Preliminary figures from SNIC (the Cement Industry Association) indicate domestic cement sales of 17.1 million tonnes in 1Q14, 6% up on the previous quarter.

Analysis of Results

Cement sales totaled 488,000 tonnes in 1Q14, generating net revenue of R$98 million. COGS amounted to R$65 million, while adjusted EBITDA reached R$27 million, with an adjusted EBITDA margin of 27%.

Energy

Scenario

According to the Energy Research Company (EPE), Brazilian electricity consumption increased by 6.0% year-on-year in the first quarter of 2014, led by the commercial and residential segments, with respective growth of 10.8% and 10.0%.

Analysis of Results

In the first quarter, net revenue came to R$65 million, COGS totaled R$42 million and adjusted EBITDA amounted to R$23 million, with a margin of 35%.

Capital Markets

CSN’s shares depreciated by 30% in 1Q14, while the Company’s ADRs fell by 27% on the NYSE.

Daily traded volume in CSN’s shares averaged R$73 million in 1Q14, from 6.4 million shares traded. On the NYSE, daily traded volume in CSN’s ADRs averaged US$29 million, from 6.0 million ADRs traded.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES
1Q14
N# of shares	1,457,970,108
Market Capitalization
Closing price (R$/share)	9.84
Closing price (US$/share)	4.36
Market Capitalization (R$ million)	14,346
Market Capitalization (US$ million)	6,357
Total return including dividends and interest on equity
CSNA3 (%)	-30%
SID (%)	-27%
Ibovespa	-2%
Dow Jones	-1%
Volume
Average daily (thousand shares)	6,383
Average daily (R$ Thousand)	73,192
Average daily (thousand ADRs)	6,007
Average daily (US$ Thousand)	28,766
Source: Economática

Shareholder Payments

The Annual Shareholders’ Meeting of April 25, 2013 ratified the distribution of dividends and interest on equity (IOE) as follows: (i) dividends of R$210 million and IOE of R$90 million paid on August 15, 2013; and (ii) dividends of R$400 million and IOE of R$100 million, paid on November 28, 2013, approved by the Board of Directors at meetings held on August 6, 2013 and November 13, 2013, respectively.

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(Expressed in thousands of reais - R$, unless otherwise stated)

1.     DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as the Company or Parent Company, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, associates and jointly controlled entities collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN has shares listed on the São Paulo Stock Exchange (BM&F BOVESPA) and the New York Stock Exchange (NYSE). Accordingly, it reports its information to the Brazilian Securities Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Group's main operating activities are divided into five (5) operating segments as follows:

•       Steel:

The Company’s main industrial facility is the Presidente Vargas Steel Mill (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates the operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has operations in the United States, Portugal and Germany aimed at gaining markets and performing excellent services for final consumers. Its steels are used in the home appliances, civil construction and automobile industries.

•       Mining:

The production of iron ore is developed in the city of Congonhas, in the State of Minas Gerais. It further mines tin in the State of Rondônia to supply the needs of UPV, with the excess of these raw materials being sold to subsidiaries and third parties. CSN holds the concession to operate TECAR, a solid bulk terminal, one of the 4 (four) terminals that comprise the Itaguaí Port, in Rio de Janeiro. Importations of coal and coke are carried out through this terminal.

•       Cement:

CSN entered the cement market boosted by the synergy between this new activity and its already existing businesses. Next to the Presidente Vargas Steel Mill in Volta Redonda (RJ), it installed a new business unit: CSN Cimentos, which produces CP-III type cement by using slag produced by the UPV blast furnaces in Volta Redonda. It also explores limestone and dolomite at the Arches drive in the State of Minas Gerais, to supply the needs of UPV and of the cement plant.

•       Logistics

Railroads:

CSN has equity interests in three railroad companies: MRS Logística S. A., which manages the former Southeast Railway System of Rede Ferroviária Federal S.A., Transnordestina Logística S. A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which operate the Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with TLSA being responsible for the streches of Missão Velha - Salgueiro, Salgueiro - Trindade, Trindade - Eliseu Martins, Salgueiro - Porto de Suape and Missão Velha - Porto de Pecém (Railway System II) and FTL being responsible for the streches of São Luiz - Mucuripe, Arrojado - Recife, Itabaiana - Cabedelo, Paula Cavalcante - Macau and Propriá - Jorge Lins (Railway System I).

Ports:

In the State of Rio de Janeiro, by means of its subsidiary Sepetiba Tecon S. A., the Company operates the Container Terminal (Tecon) at the Itaguaí Port.  Located in the Bay of Sepetiba, this port has privileged highway, railroad and maritime access.

Tecon handles the shipments of CSN steel products, movement of containers, as well as storage, consolidation and deconsolidation of cargo.

•       Energy:

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As energy is fundamental in its production process, the Company has assets for generation of electric power to guarantee its self-sufficiency.

For further details on the Group's segments, see Note 24 - Business Segment Reporting.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)      Basis of preparation

The consolidated condensed interim financial statements have been prepared and are being presented in accordance with the International Accounting Standards (IAS 34 – Interim Financial Reporting) issued by the International Accounting Standards Board (IASB), which correlate in Brazil is the CPC 21 (R1) (Interim Financial Statements and Consolidated Interim Financial Statements) issued by the CPC (Accounting Pronouncements Committee) and approved by CVM (Brazilian Securities Commission).

The individual condensed interim financial statements have been prepared in accordance with the standards issued by the CPC and the CVM applicable to the preparation of the financial statements.

The significant accounting policies applied in these condensed interim financial statements are consistent with the policies described in Note 2 to the Company's financial statements for the year ended December 31, 2013, filed with the CVM.

These condensed interim financial statements do not include all requirements of annual or full financial statements and, accordingly, should be read together with the Company's financial statements for the year ended December 31, 2013.

Therefore, in these condensed interim financial statements the following notes were not repeated, either due to redundancy or to relevance in relation to those already presented in the annual financial statements:

Note 02 – Summary of significant accounting policies

Note 03 – Changes in accounting policies

Note 04 – Business combination

Note 28 – Employee benefits

The individual and consolidated condensed interim financial statements were approved by the Board of Directors on May 6, 2014.

(b)      Basis of presentation

The consolidated condensed interim financial statements are presented in Brazilian reais (R$), which is the Company’s functional currency and the Group’s presentation currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuation on which items are remeasured. The asset and liability balances are translated at the exchange rate in effect at the end of the reporting period. As of March 31, 2014, US$1 is equivalent to R$2.2630 (R$2.3426 as of December 31, 2013), €$ 1 is equivalent to R$3.1175 (R$3.2265 as of December 31, 2013) and ¥$ 1 is equivalent to R$0.02197 (R$0.02233 as of December 31, 2013).

(c)      Basis of consolidation

The consolidated condensed interim financial statements for the period ended March 31, 2014 and the year ended December 31, 2013 include the following direct and indirect subsidiaries and jointly controlled entities, as well as the exclusive funds as described below:

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	Equity interests (%)
Companies	3/31/2014	12/31/2013	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Islands VIII Corp.	100.00	100.00	Financial transactions
CSN Islands IX Corp.	100.00	100.00	Financial transactions
CSN Islands X Corp.	100.00	100.00	Financial transactions
CSN Islands XI Corp.	100.00	100.00	Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Minerals S.L.U.	100.00	100.00	Equity interests
CSN Export Europe, S.L.U.	100.00	100.00	Financial transactions and equity interests
CSN Metals S.L.U.	100.00	100.00	Equity interests and financial transactions
CSN Americas S.L.U.	100.00	100.00	Equity interests and financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and financial transactions
TdBB S.A	100.00	100.00	Dormant company
Sepetiba Tecon S.A.	99.99	99.99	Port services
Mineração Nacional S.A.	99.99	99.99	Mining and equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin mining
Cia Metalic Nordeste	99.99	99.99	Manufacture of packaging and distribution of steel products
Companhia Metalúrgica Prada	99.99	99.99	Manufacture of packaging and distribution of steel products
CSN Cimentos S.A.	99.99	99.99	Cement manufacturing
CSN Gestão de Recursos Financeiros Ltda.	99.99	99.99	Dormant company
Congonhas Minérios S.A.	99.99	99.99	Mining and equity interests
CSN Energia S.A.	99.99	99.99	Sale of electric powe
FTL - Ferrovia Transnordestina Logística S.A.	88.41	88.41	Railroad logistics

Indirect interest in subsidiaries: full consolidation
CSN Aceros S.A.	100.00	100.00	Equity interests
Companhia Siderúrgica Nacional LLC	100.00	100.00	Steel
CSN Europe Lda.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Ibéria Lda.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Portugal, Unipessoal Lda.	100.00	100.00	Financial transactions and product sales
Lusosider Projectos Siderúrgicos S.A.	99.99	99.99	Equity interests
Lusosider Aços Planos, S. A.	99.98	99.98	Steel and equity interests
CSN Acquisitions, Ltd.	100.00	100.00	Financial transactions and equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and equity interests
CSN Holdings (UK) Ltd	100.00	100.00	Financial transactions and equity interests
CSN Handel GmbH	100.00	100.00	Financial transactions, product sales and equity interests
Companhia Brasileira de Latas	59.17	59.17	Sale of cans and containers in general and equity interests
Rimet Empreendimentos Industriais e Comerciais S. A.	58.96	58.96	Production and sale of steel containers and forestry
Companhia de Embalagens Metálicas MMSA	58.98	58.98	Production and sale of cans and related activities
Empresa de Embalagens Metálicas - LBM Ltda.	58.98	58.98	Sales of containers and holding interests in other entities
Empresa de Embalagens Metálicas - MUD Ltda.	58.98	58.98	Production and sale of household appliances and related products
Companhia de Embalagens Metálicas - MTM do Nordeste	58.98	58.98	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	58.98	58.98	Production and sale of cans and related activities
CSN Steel Comercializadora, S.L.U.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Steel Holdings 1, S.L.U.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Steel Holdings 2, S.L.U.	100.00	100.00	Financial transactions, product sales and equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited	100.00	100.00	Financial transactions, product sales and equity interests
CSN Steel Sections Czech Republic s.r.o.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and equity interests

Direct interest in jointly controlled entities: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
CGPAR - Construção Pesada S.A.	50.00	50.00	Mining support services and equity interests
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium

Direct interest in jointly controlled entities: equity method
Nacional Minérios S.A.	60.00	60.00	Mining and equity interests
MRS Logística S.A.	27.27	27.27	Railroad transportation
Aceros Del Orinoco S.A.	22.73	22.73	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura	50.00	50.00	Provision of services
Transnordestina Logística S.A.	77.30	77.30	Railroad logistics

Indirect interest in jointly controlled entities: equity method
Namisa International Minérios SLU	60.00	60.00	Financial transactions, product sales and equity interests
Namisa Europe, Unipessoal Lda.	60.00	60.00	Equity interests and sales of products and minerals
Namisa Handel GmbH	60.00	60.00	Financial transactions, product sales and equity interests
MRS Logística S.A.	6.00	6.00	Railroad transportation
Aceros Del Orinoco S.A.	9.08	9.08	Dormant company

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Steel and equity interests

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•           Exclusive funds

	Equity interests (%)
Exclusive funds	3/31/2014	12/31/2013	Core business
Direct interest: full consolidation
Diplic - Private credit balanced mutual fund	100.00	100.00	Investment fund
Mugen - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund

3.     CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	3/31/2014	12/31/2013	3/31/2014	12/31/2013
Current
Cash and cash equivalents
Cash and banks	198,323	178,920	47,879	36,553

Short-term investments
In Brazil:
Government securities	103,329	48,206	88,800	42,575
Private securities	318,549	240,852	46,732	57,564
	421,878	289,058	135,532	100,139
Abroad:
Time deposits	9,380,171	9,527,694	57,563	69,932
Total short-term investments	9,802,049	9,816,752	193,095	170,071
Cash and cash equivalents	10,000,372	9,995,672	240,974	206,624

The funds available in the Company and subsidiaries set up in Brazil are basically invested in investment funds, classified as exclusive, with repurchase agreements backed by government and private bonds with immediate liquidity.

Private securities are short-term investments in Bank Deposit Certificates (CDBs) with yields pegged to the Interbank Deposit Certificate (CDI) fluctuation, and government securities are basically repurchase agreements backed by National Treasury Notes series B (NTN-B), series F (NTN-F) and Financial Treasury Bills (LFTs). The exclusive funds managed by BTG Pactual Serviços Financeiros S.A. DTVM and Caixa Econômica Federal and their assets collateralize possible losses on investments and transactions carried out. Investments in funds were consolidated.

In addition, a significant part of the funds of the Company and its foreign subsidiaries is invested in Time Deposits with leading banks, bearing fixed rates.

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4.     TRADE RECEIVABLES

		Consolidated		Parent Company
	3/31/2014	12/31/2013	3/31/2014	12/31/2013
Trade receivables
Third parties
Domestic market	1,024,133	790,225	616,299	545,927
Foreign market	604,028	950,145	62,460	80,434
Estimated losses on doubtful debts	-116,520	-114,172	-90,257	-88,518
	1,511,641	1,626,198	588,502	537,843
Related parties (Note 17 - b)	109,501	107,443	613,264	632,645
	1,621,142	1,733,641	1,201,766	1,170,488

Other receivables
Dividends receivable (*) (Note 17 - b)	31,571	717,595	84,879	774,147
Other receivables	52,997	71,229	33,545	48,069
	84,568	788,824	118,424	822,216
	1,705,710	2,522,465	1,320,190	1,992,704

(*) Reversal of dividends of the jointly controlled entity Nacional Minérios S.A., as mentioned in note 7 c.

The breakdown of gross trade receivables from third parties is as follows:

		Consolidated		Parent Company
	3/31/2014	12/31/2013	3/31/2014	12/31/2013
Falling due	1,157,110	1,339,481	366,368	373,190
Overdue until 180 days	248,939	216,392	110,355	90,165
Overdue above 180 days	222,112	184,497	202,036	163,006
	1,628,161	1,740,370	678,759	626,361

In order to meet the needs of some customers in the domestic market, related to the extension of the payment term for billing of steel, in common agreement with CSN’s internal commercial policy and maintenance of its very short-term receipts (up to 7 days), at the request of the customer, transactions are carried out for assignment of receivables without co-obligation negotiated between the customer and banks with common relationship, where CSN assigns the trade notes/bills that it issues to the banks with common relationship.

Due to the characteristics of the transactions for assignment of receivables without co-obligation, after assignment of the customer’s trade notes/bills and receipt of the funds from the closing of each transaction, CSN settles the trade receivables and becomes entirely free of the credit risk on the transaction. This transaction totals R$405,351 as of March 31, 2014 (R$386,732 as of December 31, 2013), less the trade receivables.

The changes in the Company’s allowance for doubtful debts are as follows:

		Consolidated		Parent Company
	3/31/2014	12/31/2013	3/31/2014	12/31/2013
Opening balance	-114,172	-111,532	-88,518	-86,391
Allowance for losses on trade receivables	-4,451	-17,988	-3,261	-13,902
Recovery of receivables	2,103	15,348	1,522	11,775
Closing balance	-116,520	-114,172	-90,257	-88,518

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5.     INVENTORIES

		Consolidated		Parent Company
	3/31/2014	12/31/2013	3/31/2014	12/31/2013
Finished products	759,522	743,831	564,332	529,068
Work in process	770,758	650,311	673,024	550,227
Raw materials	848,043	714,365	547,573	436,283
Storeroom supplies	995,534	1,003,473	872,423	877,944
Iron ore	127,767	139,275	127,767	139,275
Advances to suppliers	18,520	11,915	15,632	9,859
(-) Estimated losses	-118,385	-102,185	-98,050	-83,426
	3,401,759	3,160,985	2,702,701	2,459,230

Changes in the allowance for inventory losses are as follows:

		Consolidated		Parent Company
	3/31/2014	12/31/2013	3/31/2014	31/12/2013
Opening balance	-102,185	-108,160	-83,426	-90,344
Allowance for/reversals of slow-moving inventories and obsolescence	-16,200	5,975	-14,624	6,918
Closing balance	-118,385	-102,185	-98,050	-83,426

Allowances for certain items considered obsolete or slow-moving were recognized.

As of March 31, 2014, the Company has long-term iron ore inventories amounting to R$144,483, classified in other non-current assets (R$144,483 as of December 31, 2013), as described in note 6.

6.     OTHER CURRENT AND NON-CURRENT ASSETS

The group of other current and non-current assets is comprised as follows:

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	3/31/2014	12/31/2013	3/31/2014	12/31/2013	3/31/2014	12/31/2013	3/31/2014	12/31/2013
Judicial deposits (Note 15)			695,429	693,714			652,530	650,463
Credits with the PGFN (*)			90,294	88,921			90,294	88,921
Recoverable taxes (**)	485,990	480,495	109,122	112,788	300,240	298,279	93,071	94,342
Prepaid expenses	50,714	37,369	36,894	38,117	40,742	27,394	17,855	18,600
Actuarial asset - related party (Note 17 b)			97,051	97,051			96,665	96,665
Derivative financial instruments (Note 11 I)	3,030	9,681		3,879
Securities held for trading (Note 11 I)	9,111	9,906			6,453	7,041
Ore inventory (Note 5)			144,483	144,483			144,483	144,483
Northeast Investment Fund (FINOR)			8,452	8,452			8,452	8,452
Trade receivables			985	9,970			1,646	10,631
Loans with related parties (Note 17 b)	377,039	147,273	191,481	603,862	20,386	46,722	90,124	237,710
Other receivables from related parties (Note 17 b)	10,796	15,658	14,360	18,129	53,810	16,180	118,913	155,932
Other	23,203	22,538	16,695	15,959			16,365	15,649
	959,883	722,920	1,405,246	1,835,325	421,631	395,616	1,330,398	1,521,848

(*) Refers to the excess judicial deposit originated by the 2009 REFIS (Tax Debt Refinancing Program).

.

(**) Refers mainly to taxes on revenue (PIS/COFINS) and State VAT (ICMS) on the acquisition of fixed assets which will be recovered over a 48-month period, and income tax and social contribution for offset.

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7.     INVESTMENTS

The information related to the description of activities of subsidiaries, jointly controlled entities, associates and other investments did not have changes in relation to that disclosed in the Company's financial statements as of December 31, 2013 and, accordingly, the Company decided not to repeat it in the condensed interim financial statements as of March 31, 2014.

a)     Direct equity interests in subsidiaries, jointly controlled entities, joint operations and associates

							3/31/2014				12/31/2013	3/31/2013
Companies	Number of
	shares held by CSN		%				Profit	%				Profit
	in units)		Direct equity			Shareholders'	(loss)	Direct equity			Shareholders'	(loss)
	Common	Preferred	interest	Assets	Liabilities	equity	for the period	interest	Assets	Liabilities	equity	for the period
Subsidiaries
CSN Islands VII Corp.	20,001,000		100.00	7,610,018	8,336,102	-726,084	-30,863	100.00	7,958,296	8,653,517	-695,221	84,826
CSN Islands VIII Corp.	2,501,000		100.00	15,750	11	15,739	-497	100.00	16,236	0	16,236	-34,862
CSN Islands IX Corp.	3,000,000		100.00	925,685	923,892	1,793	-175	100.00	981,698	979,730	1,968	3
CSN Islands X Corp.	1,000		100.00	43	51,409	-51,366	1,426	100.00	46	52,838	-52,792	461
CSN Islands XI Corp.	50,000		100.00	1,706,272	1,698,673	7,599	-341	100.00	1,796,485	1,788,545	7,940	-22
CSN Islands XII Corp.	1,540		100.00	1,772,118	2,264,140	-492,022	-16,706	100.00	1,868,122	2,343,437	-475,315	-29,356
International Investment Fund												-27
CSN Minerals S.L.U.	131,649,926		100.00	4,391,613	1,201	4,390,412	-166,518	100.00	4,558,786	1,856	4,556,930	-136,622
CSN Export Europe, S.L.U.	35,924,748		100.00	913,125	156	912,969	-28,876	100.00	942,194	350	941,844	-14,057
CSN Metals S.L.U.	256,951,582		100.00	1,402,990	1,732	1,401,258	-48,067	100.00	1,450,763	1,438	1,449,325	-24,717
CSN Americas S.L.U.	151,877,946		100.00	1,927,851	14,181	1,913,670	-60,728	100.00	1,995,959	13,962	1,981,997	-44,821
CSN Steel S.L.U.	454,072,527		100.00	2,625,198	426,968	2,198,230	-43,363	100.00	2,714,157	435,831	2,278,326	-25,545
Sepetiba Tecon S.A.	254,015,052		99.99	347,676	88,191	259,485	16,760	99.99	324,698	81,973	242,725	9,253
Mineração Nacional S.A.	999,999		99.99	1,092	20	1,072	20	99.99	1,067	15	1,052	7
Florestal Nacional S.A.												-12,947
Estanho de Rondônia S.A.	34,236,306		99.99	34,067	12,595	21,472	-3,020	99.99	34,189	9,697	24,492	1,081
Companhia Metalic Nordeste	92,459,582		99.99	186,342	42,762	143,580	2,464	99.99	182,845	41,730	141,115	2,056
Companhia Metalúrgica Prada	601,084		99.99	749,056	431,799	317,257	-19,114	99.99	771,436	465,032	306,404	-21,580
CSN Cimentos S.A.	3,734,582,664		99.99	1,003,930	72,406	931,524	15,538	99.99	1,012,370	84,651	927,719	13,417
Congonhas Minérios S.A.	64,610,862		99.99	2,049,691	2,059,385	-9,694	-1,511	99.99	1,996,614	2,004,797	-8,183	623
CSN Energia S.A.	43,149		99.99	66,430	37,749	28,681	9,115	99.99	33,416	13,850	19,566	1,390
FTL - Ferrovia Transnordestina Logística S.A.	306,241,571		88.41	542,415	241,732	300,683	-1,896	88.41	542,162	239,582	302,580
Companhia Florestal do Brasil	19,358,449		99.99	21,091	1,801	19,290		99.99	20,858	1,567	19,291
Jointly controlled entities
Nacional Minérios S.A.	285,040,443		60.00	9,328,210	414,111	8,914,099	82,767	60.00	9,404,480	1,058,093	8,346,387	119,095
Itá Energética S.A.	253,606,842		48.75	344,494	17,611	326,883	3,754	48.75	341,188	18,059	323,129	-1,420
MRS Logística S.A.	52,414,152	40,301,916	27.27	1,793,850	1,047,791	746,059	18,271	27.27	1,853,628	1,126,803	726,825	17,081
CBSI - Companhia Brasileira de Serviços de Infraestrutura	1,876,146		50.00	20,263	17,193	3,070	-110	50.00	20,590	16,244	4,346	-237
CGPAR - Construção Pesada S.A.	50,000		50.00	59,047	51,588	7,459	2,636	50.00	53,527	48,703	4,824	1,384
Transnordestina Logística S.A.	22,714,245	1,397,545	77.30	4,331,555	3,013,491	1,318,064	-7,035	77.30	4,286,381	2,961,282	1,325,099	-13,663
Associates
Arvedi Metalfer do Brasil	21,408,833		20.00	37,720	21,558	16,162	-2,416	20.00	49,800	34,441	15,359	-189

The number of shares, the balances of assets, liabilities and shareholders' equity, and the amounts of profit or loss for the year refer to the equity interests held by CSN in those companies.

b)     Events in 2013

•       Transnordestina Logística S.A. (“TLSA”)

On September 20, 2013, the Company signed (i) An Addendum to the Concession Agreement of the Northeast Railway System, which encompasses the stretches between the cities of São Luís to Mucuripe, Arrojado to Recife, Itabaiana to Cabedelo, Paula Cavalcante to Macau, and Propriá to Jorge Lins (“Railway System I”) and the stretches between the cities of Missão Velha to Salgueiro, Salgueiro to Trindade, Trindade to Eliseu Martins, Salgueiro to Porto de Suape, and Missão Velha to Porto de Pecém (“Railway System II”), to include therein obligations assumed by TLSA related to the implementation of the Railway System II, as well as the adaptation of the stretches that comprise it and (ii) Conduct Adjustment Agreement between ANTT and TLSA, with the purpose of resolving pending items existing between the parties.

On that date the following agreements were also signed (i) a new Shareholders' Agreement of TLSA between CSN, Valec Engenharia, Construções e Ferrovias S.A. (“Valec”), Fundo de Desenvolvimento do Nordeste – FDNE (“FDNE”) and BNDES Participações S.A. – BNDESPAR (“BNDESPAR”), with the intervenience of TLSA, whose effectiveness was conditioned to the disproportionate spin-off of TLSA, to be implemented under the terms of ANTT Resolution 4,042/2013; and (ii) Investment Agreement between CSN, Valec and FDNE, with the intervenience of TLSA, which besides other matters, deals with the new budget and the sources of funds that will have to be contributed to TLSA or financed for implementation of the Railway System II.

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At the Extraordinary Shareholders' Meeting held on December 27, 2013, as part of the reorganization process described above, the shareholders approved the disproportionate spin-off of TLSA, completing the segregation of Railway System I and Railway System II.

The purpose of this restructuring was to rebalance economically and financially the Northeast Railway System concession, leading to the extension of the Railway System II operation concession, which could reach 2057, and the segregation of the assets related to Railway System I, which were merged into subsidiary FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), with the maintenance of the assets related to Railway System II in TLSA.

As a result of the spin-off, CSN became the holder of an 88.41% stake in FTL and a 77.30% stake in TLSA.

With the completion of the spin-off, the new Shareholders’ Agreement became effective and control is now jointly held with the shareholders part of the public block, which became the holders of substantive rights to make certain material company decisions and influence the ordinary course of business, as well as CSN, by influencing budgeting, internal policies, capital expenditures, debt, etc., thus typifying the loss of control by CSN, pursuant to specific IFRS criteria.

Accordingly, as of December 31, 2013, in accordance with IFRS 10, corresponding to CPC 36(R3), CSN reversed all TLSA assets and liabilities and non-controlling interests and started to recognize the remaining stake in this investment at fair value on the date control was lost. After this initial recognition, the investment starts to be measured under the equity method.

The gain generated by the loss of control over the investment recognized in the income statement, in other operating income in 2013, is broken down as follows:

	Consolidated	Parent Company
	12/31/2013	12/31/2013
Fair value of the remaining investment	1,984,204	1,984,204
Carrying amount of net assets	1,714,232	1,325,099
Carrying amount of non-controlling interests	389,133
Gain on loss of control over Transnordestina	659,105	659,105

Capitalized interest written off	185,206	185,206

Gain on loss of control over Transnordestina	473,899	473,899

Income tax and social contribution	161,126	161,126

Gain on loss of control, net of income tax and social contribution (*)	312,773	312,773

(*) the goodwill will be amortized monthly, from the completion of the construction work to the final concession date.

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c)     Changes in investments in subsidiaries, jointly controlled entities, joint ventures, associates, and other investments

		Consolidated		Parent Company
	3/31/2014	12/31/2013	3/31/2014	12/31/2013
Opening balance of investments	13,487,023	10,839,787	27,005,592	23,356,506
Opening balance of impairment loss allowance			-1,231,511	-851,298
Transnordestina Investment balance at 12.31.2012		1,452,074
Capital increase/acquisition of shares	2,615	164,941	32,586	654,692
Capital reduction		-153,305
Merger and partial spin-off of subsidiaries				132,725
Dividends (1)	484,010	-85,998	484,010	-139,887
Comprehensive income (2)	-647,064	73,213	-685,353	456,978
Share of profits of investees (3)	90,495	542,711	-291,125	1,502,450
Gain on loss of control over Transnordestina		659,106		659,106
Other		-5,506		2,809
Closing balance of investments	13,417,079	13,487,023	26,593,365	27,005,592
Closing balance of impairment loss allowance			-1,279,166	-1,231,511

1.   On March 28, 2014, the Annual General Meeting of the jointly controlled entity Nacional Minérios S.A. decided to allocate fully the profit (loss) for 2012 to the Investment Reserve and Contingencies Reserve accounts. In view of this decision of the general meeting, the company reversed the dividends receivable that had been recorded according to NAMISA's management proposal and that were not approved by such meeting.

2.   Refers to the mark-to-market of investments classified as available for sale and translation to the reporting currency of the foreign investments, the functional currency of which is not the Brazilian reais.

3.   Below is the reconciliation of the share of profit of jointly controlled entities with the share of profit of investees recognized in the balance sheet after the reclassifications:

		Consolidated
	3/31/2014	12/31/2013
Share of profit of jointly controlled entities	90,495	542,711
Reclassifications
To cost of sales	-44,118	-137,418
To finance costs	-161,939	-624,096
To taxes	70,059	258,914
Other
Elimination of Transnordestina’s profit		120,102
Other		-2,075
Adjusted share of profit of investees	-45,503	158,138

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d)     Investments in joint ventures and joint operations

The balances of the balance sheets and income statements of the companies under shared control are stated below:

						3/31/2014						12/31/2013
	Nacional Minérios (*)	Itá Energética	MRS Logística	CBSI	CGPAR	Transnordestina Logística	Nacional Minérios (*)	Itá Energética	MRS Logística	CBSI	CGPAR	Transnordestina Logística
Equity interest (%)	60.00%	48.75%	27.27%	50.00%	50.00%	77.30%	60.00%	48.75%	27.27%	50.00%	50.00%	77.30%
Balance sheet
Current assets
Cash and cash equivalents	4,568,786	60,528	435,918	5,414	17,591	132,867	4,815,211	45,894	471,079	12,897	28,582	195,830
Other current assets	814,777	17,762	542,175	28,553	41,028	46,232	1,135,192	16,682	630,121	21,407	33,055	39,183
Total current assets	5,383,563	78,290	978,093	33,967	58,619	179,099	5,950,403	62,576	1,101,200	34,304	61,637	235,013
Non-current assets
Long-term assets	8,760,127	33,802	346,535	11	18	235,216	8,391,119	34,029	414,624	4	11	229,280
Investments, PP&E and intangible assets	1,403,326	594,563	5,253,624	6,549	59,458	5,189,258	1,356,909	603,268	5,281,642	6,872	45,405	5,080,841
Total non-current assets	10,163,453	628,365	5,600,159	6,560	59,476	5,424,474	9,748,028	637,297	5,696,266	6,876	45,416	5,310,121
Total assets	15,547,016	706,655	6,578,252	40,527	118,095	5,603,573	15,698,431	699,873	6,797,466	41,180	107,053	5,545,134

Current liabilities
Borrowings and financing	314,764		345,526		21,196	67,433	42,247		333,796		20,053	97,681
Other current liabilities	218,405	36,125	567,618	26,247	52,033	47,340	1,318,884	35,174	841,681	22,437	36,733	51,901
Total current liabilities	533,169	36,125	913,144	26,247	73,229	114,773	1,361,131	35,174	1,175,477	22,437	56,786	149,582
Non-current liabilities
Borrowings and financing	69,564		2,593,629		13,097	3,377,426	339,961		2,566,412		21,664	3,479,420
Other non-current liabilities	87,451		335,594	8,140	16,850	406,243	86,694	1,870	390,228	10,050	18,956	201,900
Total non-current liabilities	157,015		2,929,223	8,140	29,947	3,783,669	426,655	1,870	2,956,640	10,050	40,620	3,681,320
Shareholders’ equity	14,856,832	670,530	2,735,885	6,140	14,919	1,705,131	13,910,645	662,829	2,665,349	8,693	9,647	1,714,232
Total liabilities and shareholders’ equity	15,547,016	706,655	6,578,252	40,527	118,095	5,603,573	15,698,431	699,873	6,797,466	41,180	107,053	5,545,134

						3/31/2014					3/31/2013
	Nacional Minérios (*)	Itá Energética	MRS Logística	CBSI	CGPAR	Transnordestina Logística	Nacional Minérios (*)	Itá Energética	MRS Logística	CBSI	CGPAR
Equity interest (%)	60.00%	48.75%	27.27%	50.00%	50.00%	77.30%	60.00%	48.75%	27.27%	50.00%	50.00%
Statements of Income
Net revenue	453,090	41,242	784,616	33,997	56,917	14	484,621	28,712	630,885	22,024	26,419
Cost of sales and services	-322,508	-19,344	-562,658	-32,486	-47,471	30	-285,348	-20,463	-452,884	-21,168	-22,293
Gross profit	130,582	21,898	221,958	1,511	9,446	44	199,273	8,249	178,001	856	4,126
Operating (expenses) income	-19,872	-11,085	-75,802	-1,882	-863	-5,590	-52,561	-10,868	-50,214	-1,250	-9
Finance income (costs), net	143,196	847	-38,763	151	-276	-3,555	214,563	151	-28,628	51	68
Income before income tax and social contribution	253,906	11,660	107,393	-220	8,307	-9,101	361,275	-2,468	99,159	-343	4,185
Current and deferred income tax and social contribution	-115,961	-3,959	-40,391		-3,036		-168,554	-444	-36,521	-131	-1,417
Profit for the period	137,945	7,701	67,002	-220	5,271	-9,101	192,721	-2,912	62,638	-474	2,768

(*) Refer to the consolidated balances and profit or loss of Nacional Minérios S. A.

The balance sheet and income statement amounts refer to 100% of the companies’ results.

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8.     PROPERTY, PLANT AND EQUIPMENT

The information related to property, plant and equipment did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2013.

							Consolidated
	Land	Buildings and infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2013	213,301	1,826,519	7,782,833	34,127	4,771,635	283,011	14,911,426
Cost	213,301	2,196,994	12,968,200	151,479	4,771,635	627,845	20,929,454
Accumulated depreciation		-370,475	-5,185,367	-117,352		-344,834	-6,018,028
Balance at December 31, 2013	213,301	1,826,519	7,782,833	34,127	4,771,635	283,011	14,911,426
Effect of foreign exchange differences	-1,744	-5,810	-24,407	-99	-483	-397	-32,940
Acquisitions	3	56	53,070	472	242,147	2,742	298,490
Capitalized interest (Notes 23 and 29)					43,934		43,934
Write-offs			-4,552		-42	-34	-4,628
Depreciation		-18,682	-254,919	-1,649		-8,176	-283,426
Transfers to other asset categories		256,014	2,256,384	897	-2,365,734	-147,561
Transfers to intangible assets					-7,963		-7,963
Other		-28	-38,513	1	39,940	-10,015	-8,615
Balance at March 31, 2014	211,560	2,058,069	9,769,896	33,749	2,723,434	119,570	14,916,278
Cost	211,560	2,447,219	15,176,879	152,492	2,723,434	468,867	21,180,451
Accumulated depreciation		-389,150	-5,406,983	-118,743		-349,297	-6,264,173
Balance at March 31, 2014	211,560	2,058,069	9,769,896	33,749	2,723,434	119,570	14,916,278

(*) In consolidated, refer basically to railway assets, such as yards, tracks and railway sleepers.

							Parent Company
	Land	Buildings and infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2013	107,475	1,225,222	6,355,738	26,409	4,345,142	358,109	12,418,095
Cost	107,475	1,390,013	10,423,838	129,930	4,345,142	467,481	16,863,879
Accumulated depreciation		-164,791	-4,068,100	-103,521		-109,372	-4,445,784
Balance at December 31, 2013	107,475	1,225,222	6,355,738	26,409	4,345,142	358,109	12,418,095
Acquisitions		56	37,797	219	197,561	334	235,967
Capitalized interest (Notes 23 and 29)					43,934		43,934
Write-offs			-4,247		-41		-4,288
Depreciation		-11,377	-216,969	-1,164		-3,098	-232,608
Transfers to other asset categories		252,648	2,255,089	897	-2,361,562	-147,072
Transfers to intangible assets					-7,963		-7,963
Other			-36,739		42,135	-8,635	-3,239
Balance at March 31, 2014	107,475	1,466,549	8,390,669	26,361	2,259,206	199,638	12,449,898
Cost	107,475	1,644,801	12,667,601	131,044	2,259,206	310,006	17,120,133
Accumulated depreciation		-178,252	-4,276,932	-104,683		-110,368	-4,670,235
Balance at March 31, 2014	107,475	1,466,549	8,390,669	26,361	2,259,206	199,638	12,449,898

(*) includes leasehold improvements, vehicles, hardware, mines and ore bodies and replacement storeroom supplies.

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The breakdown of the projects comprising construction in progress is as follows:

						Consolidated
	Project objective	Start date	Completion date		3/31/2014	12/31/2013
Logistics
	Equalization of Berth 301.	2012	2014		180,561	151,932
	Current investments for maintenance of current operations.				241,964	231,832
					422,525	383,764

Mining	Expansion of Casa de Pedra Mine capacity production.	2007	2015/2016	(1)	913,748	1,090,568
	Expansion of TECAR’s export capacity.	2009	2016	(2)	486,106	404,374
	Current investments for maintenance of current operations.				72,238	42,866
					1,472,092	1,537,808

Steel	Construction of a long steel plant to produce rebar and machine wire.	2008	2014	(3)	140,629	1,592,016
	Implementation of the AF#3’s gas pressure recovery.	2006	2014		395	74,337
	Expansion of the service center/Mogi.	2013	2015	(4)	13,029	11,000
	Current investments for maintenance of current operations.				95,486	668,495
					249,539	2,345,848
Cement
	Construction of cement plants.	2011	2016	(5)	557,212	476,076
	Current investments for maintenance of current operations.				22,066	28,139
					579,278	504,215
Total Construction in Progress					2,723,434	4,771,635

(1)  Expected date for completion of the 40 Mtpa and 42 Mtpa stages

(2)  Expected date for completion of the 60 Mtpa stage

(3) Started in January 2014.

(4)  Expected date for completion of Service Center/Mogi;

(5)  Expected date for completion of Minas Gerais unit.

a)      Additions to depreciation, amortization and depletion for the year were distributed as follows:

	Consolidated		Parent Company
	3/31/2014	3/31/2013	3/31/2014	3/31/2013
Production cost	279,464	281,055	230,561	226,190
Selling expenses	2,217	2,072	1,687	1,618
General and administrative expenses	3,665	4,109	2,413	2,022
	285,346	287,236	234,661	229,830
Other operating expenses (*)	9,060	7,037		6,785
	294,406	294,273	234,661	236,615

(*) Refers to the depreciation of unused equipment (see note 22).

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9.     INTANGIBLE ASSETS

The information related to intangible assets did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2012 and, accordingly, the Company decided not to repeat it fully in the condensed interim financial statements as of March 31, 2014.

	Consolidated					Parent Company
	Goodwill	Customer relations	Software	Other	Total	Goodwill	Software	Total
Balance at December 31, 2013	407,434	381,480	67,354	109,172	965,440	13,091	63,378	76,469
Cost	666,768	415,899	107,416	109,172	1,299,255	14,135	89,255	103,390
Accumulated amortization	-150,004	-34,419	-40,062		-224,485	-1,044	-25,877	-26,921
Adjustment for accumulated recoverable value	-109,330				-109,330
Balance at December 31, 2013	407,434	381,480	67,354	109,172	965,440	13,091	63,378	76,469
Effect of foreign exchange differences		-12,562	-26	-3,688	-16,276
Acquisitions and expenditures			257		257
Transfer of property, plant and equipment			7,963		7,963		7,963	7,963
Amortization		-8,640	-2,340		-10,980		-2,053	-2,053
Balance at March 31, 2014	407,434	360,278	73,208	105,484	946,404	13,091	69,288	82,379
Cost	666,768	401,850	137,758	105,484	1,311,860	14,135	97,217	111,352
Accumulated amortization	-150,004	-41,572	-64,550		-256,126	-1,044	-27,929	-28,973
Adjustment for accumulated recoverable value	-109,330				-109,330
Balance at March 31, 2014	407,434	360,278	73,208	105,484	946,404	13,091	69,288	82,379

10.   BORROWINGS, FINANCING AND DEBENTURES

The information related to borrowings, financing and debentures did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2013.

The balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

	Consolidated					Parent Company
	Rates p.a. (%)	Current liabilities		Non-current liabilities		Current liabilities		Non-current liabilities
		3/31/2014	12/31/2013	3/31/2014	12/31/2013	3/31/2014	12/31/2013	3/31/2014	12/31/2013
FOREIGN CURRENCY
Prepayment	1% to 3.50%	98,625	105,874	1,579,574	1,166,615	97,753	105,874	1,353,274	1,166,615
Prepayment	3.51% to 7.50%	214,525	207,331	1,233,335	1,276,717	329,192	343,912	4,035,339	4,084,099
Perpetual bonds	7.00%	3,080	3,189	2,263,000	2,342,600
Fixed rate notes	4.14 to 10%	960,807	156,868	4,412,850	5,505,110	49,753	19,439	2,350,828	2,433,517
BNDES/FINAME			12,356				11,334
Intercompany	6M Libor + 2.25 and 3%					48,320	737,297	775,051	110,268
Other	1.2% up to 8%	90,005	49,306	426,638	442,843	45,345
		1,367,042	534,924	9,915,397	10,733,885	570,363	1,217,856	8,514,492	7,794,499

LOCAL CURRENCY		56,170	97,044	964,363	962,684	20,597	57,759	865,504	853,379
BNDES/FINAME	TJLP + 1.5% to 3.2% and 2.5% to 10% fixed rate	810,557	846,387	1,800,000	1,932,500	810,557	846,387	1,800,000	1,932,500
Debentures	105.8% to 111.20% CDI	161,243	101,330	5,345,000	5,345,000	85,510	79,302	3,345,000	3,345,000
Prepayment	106.5% to 110.79% CDI and 8% fixed rate	1,087,598	1,085,436	6,200,000	6,200,000	1,087,598	1,085,436	6,200,000	6,200,000
CCB	112.5% CDI					144,883	591,423	1,757,354	1,338,771
Intercompany	110.79% CDI	6,805	8,527	15,896	15,505	2,154	2,119	2,156	2,118
Other		2,122,373	2,138,724	14,325,259	14,455,689	2,151,299	2,662,426	13,970,014	13,671,768
Total borrowings and financing		3,489,415	2,673,648	24,240,656	25,189,574	2,721,662	3,880,282	22,484,506	21,466,267
Transaction costs and issue premiums		-28,704	-30,841	-81,062	-85,951	-23,067	-25,588	-67,828	-71,607
Total borrowings and financing + transaction costs		3,460,711	2,642,807	24,159,594	25,103,623	2,698,595	3,854,694	22,416,678	21,394,660

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The balances of prepaid related parties borrowings total R$2,916,671 as of March 31, 2014 (R$2,943,964 as of December 31, 2013) and the balances of Fixed Rate Notes and related parties Bonds total R$2,400,581 (R$2,452,956 as of December 31, 2013), see note 17.

•       Maturities of borrowings, financing and debentures presented in non-current liabilities

As of March 31, 2014, the principal of long-term borrowings, financing and debentures by maturity year is as follows:

		Consolidated		Parent Company
2015	1,896,939	8%	2,750,273	12%
2016	2,499,507	10%	3,708,253	16%
2017	3,809,346	16%	3,573,959	16%
2018	4,185,037	17%	3,787,667	17%
2019	4,431,817	18%	3,106,046	14%
After 2019	5,155,010	21%	5,558,308	25%
Perpetual bonds	2,263,000	10%
	24,240,656	100%	22,484,506	100%

•       Amortizations and new borrowings, financing and debentures

The table below shows the amortizations and new funding in the current period:

	Consolidated		Parent Company
	3/31/2014	12/31/2013	3/31/2014	12/31/2013
Opening balance	27,746,430	29,304,704	25,249,354	24,139,992
Funding	934,146	1,697,363	807,196	1,363,253
Amortization	-1,345,598	-4,300,240	-1,164,355	-3,991,884
Loss of control over Trasnordestina		-3,180,821
Other (*)	285,327	4,225,424	223,078	3,737,993
Closing balance	27,620,305	27,746,430	25,115,273	25,249,354

(*) Includes unrealized foreign exchange and monetary variations

Borrowing and financing contracts with certain financial institutions contain some covenants that are usual in financial agreements in general and the Company is compliant with them as of March 31, 2014.

•       Debentures

7th issue

In March 2014 the Company issued 40,000 nonconvertible, unsecured debentures, in single series, with a unit face value of R$10 totaling R$400,000 that pay interest equivalent to 111.20% of the CDI Cetip rate per year, maturing in March 2021, with early redemption option.

•       Guarantees provided

Guarantees provided for the borrowings comprise property, plant and equipment items and sureties and do not include guarantees provided for subsidiaries and jointly controlled entities. As of March 31, 2014, the amount is R$4,312 (R$4,234 as of December 31, 2013).

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11.   FINANCIAL INSTRUMENTS

The information related to financial instruments did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2013 and, accordingly, the Company decided not to repeat it fully in the condensed interim financial statements as of March 31, 2014.

I - Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. Additionally, it also carries out transactions involving derivative financial instruments, especially exchange and interest rate swaps.

•           Classification of financial instruments

Consolidated		3/31/2014					12/31/2013
	Notes	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances
Assets
Current assets
Cash and cash equivalents	3			10,000,372		10,000,372			9,995,672		9,995,672
Trade receivables, net	4			1,621,142		1,621,142			1,733,641		1,733,641
Derivative financial instruments	6 and 11		3,030			3,030		9,681			9,681
Trading securities	6		9,111			9,111		9,906			9,906
Total			12,141	11,621,514		11,633,655		19,587	11,729,313		11,748,900

Non-current assets
Other trade receivables	6			985		985			9,970		9,970
Investments		1,756,395				1,756,395	2,405,174				2,405,174
Derivative financial instruments	6							3,879			3,879
Short-term investments				30,042		30,042			30,756		30,756
Total		1,756,395		31,027		1,787,422	2,405,174	3,879	40,726		2,449,779

Total assets		1,756,395	12,141	11,652,541		13,421,077	2,405,174	23,466	11,770,039		14,198,679

Liabilities
Current liabilities
Borrowings and financing	10				3,489,415	3,489,415				2,673,648	2,673,648
Derivative financial instruments	11 and 12		80,015			80,015		6,822			6,822
Trade payables					1,340,116	1,340,116				1,102,037	1,102,037
Total			80,015		4,829,531	4,909,546		6,822		3,775,685	3,782,507

Non-current liabilities
Borrowings and financing	10				24,240,656	24,240,656				25,189,574	25,189,574
Derivative financial instruments	11 and 12		19,808			19,808		17,375			17,375
Total			19,808		24,240,656	24,260,464		17,375		25,189,574	25,206,949

Total liabilities			99,823		29,070,187	29,170,010		24,197		28,965,259	28,989,456

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•           Fair value measurement

The following table shows the financial instruments recognized at fair value through profit or loss using a valuation method:

Consolidated				3/31/2014				12/31/2013
	Level 1	Level 2	Level 3	Balances	Level 1	Level 2	Level 3	Balances
Assets
Current assets
Financial assets at fair value through profit or loss
Derivative financial instruments		3,030		3,030		9,681		9,681
Trading securities	9,111			9,111	9,906			9,906
Non-current assets
Available-for-sale financial assets
Investments	1,756,395			1,756,395	2,405,174			2,405,174
Financial assets at fair value through profit or loss
Derivative financial instruments						3,879		3,879
Total assets	1,765,506	3,030		1,768,536	2,415,080	13,560		2,428,640

Liabilities
Current liabilities
Financial liabilities at fair value through profit or loss
Derivative financial instruments		80,015		80,015		6,822		6,822
Non-current liabilities
Financial liabilities at fair value through profit or loss
Derivative financial instruments		19,808		19,808		17,375		17,375
Total liabilities		99,823		99,823		24,197		24,197

II – Investments in financial instruments classified as available for sale and measured at fair value through OCI

These consist mainly of investments in shares acquired in Brazil involving top ranked companies, which are recognized in non-current assets, and any gains or losses are recognized in shareholders' equity, where they will remain until actual realization of the securities or when any loss is considered unrecoverable.

Potential impairment of financial assets classified as available for sale

The Company has investments in common (USIM3) and preferred (USIM5) shares (“Usiminas Shares”), designated as available-for-sale financial assets  as they do not meet the criteria to be classified within any of the other categories of financial instruments (loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss). The asset is classified as a non-current asset under line item “investments” and is carried at fair value based on the quoted price on the stock exchange (BM&FBOVESPA).

Considering the volatility of the quotations of Usiminas shares, the Company evaluated whether, at the end of the reporting period, there was objective evidence of impairment of these financial assets, i.e., the Company’s management evaluated if the decline in the market value of Usiminas shares should be considered either significant or prolonged. In turn, this valuation requires judgment based on CSN’s policy, prepared according to practices used in the domestic and international markets, and consists of an instrument by instrument analysis based on quantitative and qualitative information available in the market, from the time an instrument shows a drop of 20% or more in its market value or from the time there is a significant drop in its market value as compared to its acquisition price during more than twelve months.

Based on the qualitative and quantitative elements, management concluded, in its best judgment, that there was evidence of a significant impairment of the investment in Usiminas shares as of June 30, 2012, and, consequently, reclassified the accumulated losses recorded in other comprehensive income amounting to R$1,599,485, net of income tax and social contribution, to profit for the year, by recognizing R$2,022,793 in other operating expenses and R$423,308 in deferred taxes.

In December 2012 there was an additional recognition of R$264,441 related to deferred taxes on accumulated losses due to the annual analysis of the effective income tax and social contribution rate that took into consideration the temporary differences generated by this investment in CSN subsidiaries resulting from the reclassification of accumulated losses.

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However, as of June 30, 2013, there was an additional decline in the quotation of the common shares (USIM3) as compared with the quotation as of June 30, 2012 which, according to the Company's accounting policy, generated a loss of R$5,002, recorded directly in other operating expenses. Beginning this date, pursuant to a Company's policy, gains and losses arising from the variation of the quotation of shares were recognized in other comprehensive income.

The Company continues to evaluate strategic alternatives with respect to its investment in Usiminas. These initiatives can, for example, affect the way an investment is recorded in the Company’s financial statements.

III – Fair values of assets and liabilities as compared to their carrying amounts

The estimated fair values of consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, as compared below:

		3/31/2014		12/31/2013
	Carrying amount	Fair value	Carrying amount	Fair value
Perpetual bonds	2,266,080	1,961,491	2,345,789	1,938,780
Fixed Rate Notes	5,373,657	5,585,874	5,661,978	6,032,207

IV     Financial risk management policy

As of March 31, 2014, there were no changes in the financial risk management policies in relation to those disclosed in the Company's financial statements for the year ended December 31, 2013.

•           Foreign exchange exposure

The consolidated net exposure as of March 31, 2014 is as follows.

		3/31/2014
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	4,162,341	2,751
Trade receivables - foreign market	209,772	32,562
Related parties borrowings	238	54,034
Other assets	154,532	78,417
Total assets	4,526,883	167,764
Borrowings and financing	-4,766,934	-119,865
Trade payables	-127,691	-7,624
Other liabilities	-4,437	-18,947
Related parties borrowings	-34,532
Total liabilities	-4,933,594	-146,436
Gross exposure	-406,711	21,328
Notional amount of derivatives contracted (*)	813,000	-90,000
Net exposure	406,289	-68,672

(*) Of the USD 813,000 of the notional amount informed in the table above, USD 100,000 have financial settlement on 4/01/2014, based on the PTAX of 3/31/2014.

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•             Exchange swap transactions

						3/31/2014				12/31/2013	3/31/2014
				Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)	Impact on finance income (cost) in 2014
Counterparties	Transaction maturity	Functional currency	Notional amount	Asset position	Liability position	Amounts receivable/ (payable)	Notional amount	Asset position	Liability position	Amounts receivable/ (payable)
Santander	01/02/15	US dollar	10,000	25,742	-23,176	2,566	10,000	26,512	-22,633	3,879	-1,313
Goldman Sachs	04/01/14	US dollar	10,000	22,771	-23,346	-575	10,000	23,697	-22,799	898	-1,473
HSBC	04/01/14	US dollar	90,000	204,982	-210,092	-5,110	90,000	213,306	-205,171	8,135	-13,245
Deutsche	11/10/14	US dollar	20,000	45,562	-48,303	-2,741					-2,741
Total dollar-to-CDI swap			130,000	299,057	-304,917	-5,860	110,000	263,515	-250,603	12,912	-18,772

Itaú BBA	05/07/14 to 01/30/15	US dollar	165,000	373,295	-394,210	-20,915	60,000	141,019	-141,359	-340	-22,177
Itaú BBA	10/01/14	US dollar	80,000	180,537	-180,291	246	25,000	58,734	-58,485	249	-3
HSBC	05/07/14 to 01/30/15	US dollar	338,000	763,619	-807,217	-43,598	153,000	359,599	-360,487	-888	-42,710
HSBC	10/01/14	US dollar	20,000	45,134	-45,108	26	55,000	129,244	-128,862	382	-356
Deutsche	06/05/14 to 01/30/151	US dollar	40,000	90,179	-94,824	-4,645					-6,309
Deutsche	10/01/14	US dollar	40,000	90,269	-90,077	192					192
Total dollar-to-real swap (NDF)			683,000	1,543,033	-1,611,727	-68,694	293,000	688,596	-689,193	-597	-71,363

Itaú BBA	05/23/2014	Euro	30,000	92,976	-93,525	-549	30,000	94,858	-96,632	-1,774	-164
HSBC	05/23/2014	Euro	60,000	185,952	-187,050	-1,098	30,000	94,900	-96,632	-1,732	-735
Goldman Sachs		Euro					30,000	94,880	-96,632	-1,752	342
Total dollar-to-euro swap (NDF)			90,000	278,928	-280,575	-1,647	90,000	284,638	-289,896	-5,258	-557

BES	04/09/14 to 09/28/14	US dollar	26,851	60,710	-61,155	-445	11,801	27,878	-27,861	17	-485
Total dollar-to-euro swap			26,851	60,710	-61,155	-445	11,801	27,878	-27,861	17	-485

CSFB	05/12/14	US dollar	21,500	36,520	-36,859	-339	21,500	36,526	-36,862	-336	-636
Total LIBOR-to-CDI interest rate swap			21,500	36,520	-36,859	-339	21,500	36,526	-36,862	-336	-636

Itaú BBA	03/01/16	Real	150,000	155,652	-163,814	-8,162	150,000	152,610	-159,712	-7,102	-1,060
HSBC	02/05/16 to 03/01/16	Real	185,000	191,085	-202,167	-11,082	185,000	187,395	-197,157	-9,762	-1,320
Deutsche Bank	03/01/16	Real	10,000	10,316	-10,880	-564	10,000	10,114	-10,625	-511	-53
Fixed rate-to-CDI interest rate swap			345,000	357,053	-376,861	-19,808	345,000	350,119	-367,494	-17,375	-2,433

				2,575,301	-2,672,094	-96,793		1,651,272	-1,661,909	-10,637	-94,246

•         Classification of the derivatives in the balance sheet and statement of income

							3/31/2014
Instruments	Assets			Liabilities			Finance income (costs), net (Note 23)
	Current	Non-current	Total	Current	Non-current	Total
CDI-to-dollar swap	2,566		2,566	8,426		8,426	-18,772
Dollar-to-real swap (NDF)	464		464	69,158		69,158	-71,363
Dollar-to-euro swap (NDF)				1,647		1,647	-557
Dollar-to-real swap				445		445	-485
Libor-to-CDI swap				339		339	-636
Fixed rate-to-CDI swap					19,808	19,808	-2,433
	3,030		3,030	80,015	19,808	99,823	-94,246

						12/31/2013	3/31/2013
Instruments	Assets			Liabilities			Finance income (costs), net (Note 23)
	Current	Non-current	Total	Current	Non-current	Total
CDI-to-dollar swap	9,033	3,879	12,912				-633
Dollar-to-real swap (NDF)	631		631	1,228		1,228
Dollar-to-euro swap (NDF)				5,258		5,258	5,396
Yen-to-dollar swap (*)							-8
Dollar-to-euro swap	17		17				3,478
Libor-to-CDI swap				336		336	-1,197
Fixed rate-to-CDI swap					17,375	17,375	-1,166
	9,681	3,879	13,560	6,822	17,375	24,197	5,870

(*) The positions of the swap transactions were settled in December 2013, together with their guarantee deposit.

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•         Sensitivity analysis of exchange rate swaps

The Company considered scenarios 1 and 2 as 25% and 50% of appreciation for volatility of the currency, using as reference the closing exchange rate as of March 31, 2014 for dollar-to-real exchange swap R$2.2630, and for dollar-to-euro exchange swap R$1.3776.

Instruments	Notional amount	Risk	Probable scenario (*)	Scenario 1	Scenario 2
Dollar-to-CDI exchange swap	130,000	Dólar	5,860	-73,548	-147,095

Dollar-to-real exchange swap (NDF)	683,000	Dólar	68,694	-386,407	-772,815

Dollar-to-euro exchange swap (NDF)	-90,000	Euro	1,647	70,144	140,288

Dollar-to-euro exchange swap (NDF)	26,851	Dólar	445	-28,828	-57,658

(*) The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the market values as of March 31, 2014 recognized in the company's assets and liabilities.

•         Sensitivity analysis of interest rate swaps

The Company considered scenarios 1, 2, 3 and 4 as 25% and 50% of appreciation and devaluation for volatility of the interest as of March 31, 2014.

	3/31/2014
Instruments	Notional amount	Risk	Scenario 1	Scenario 2	Scenario 3	Scenario 4

LIBOR-to-CDI interest rate swap	21,500	(Libor) US$	-5,224	-6,227	5,224	6,227

Fixed rate-to-CDI interest rate swap	345,000	CDI	-14,792	-23,891	3,407	12,506

•         Sensitivity analysis of changes in interest rates

The Company considers the effects of a 5% increase or decrease in interest rates on its outstanding borrowings, financing and debentures as of March 31, 2014 in the consolidated interim financial statements.

		Impact on profit or loss
Changes in interest rates	% p.a	3/31/2014	12/31/2013
TJLP	5.00	2,391	2,521
Libor	0.33	6,196	5,725
CDI	10.55	76,265	71,507

•         Share market price risks

The Company is exposed to the risk of changes in equity prices due to the investments made and classified as available-for-sale. Equity investments refer to blue chips traded on BM&F BOVESPA.

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The following table shows the impact of the net changes in the market value of financial instruments classified as available-for-sale on shareholders' equity, in other comprehensive income.

			Consolidated
	Other comprehensive income
	3/31/2014	12/31/2013	Net change
Net change in available-for-sale financial assets	351,331	779,526	-428,195

The Company considers as probable scenario the amounts recognized at market values as of March 31, 2014. Sensitivity analysis is based on the assumption of maintaining as probable scenario the market values as of March 31, 2014. Therefore, there is no impact on the financial instruments classified as available for sale already presented above. The Company considered scenarios 1 and 2 as 25% and 50% of appreciation for volatility of the shares.

		Impact on equity
Companies	Probable	Scenario 1	Scenario 2
Usiminas	345,503	199,711	399,421
Panatlântica	5,828	3,426	6,852
	351,331	203,137	406,273

•         Liquidity risk

					Consolidated
At March 31, 2014	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures	3,489,415	4,396,446	12,426,200	7,418,010	27,730,071
Derivative financial instruments	80,015	19,808			99,823
Trade payables	1,340,116				1,340,116

At December 31, 2013
Borrowings, financing and debentures	2,673,648	6,391,523	11,439,993	7,358,058	27,863,222
Derivative financial instruments	6,822	17,375			24,197
Trade payables	1,102,037				1,102,037

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12.   OTHER PAYABLES

The group of other payables classified in current and non-current liabilities is comprised as follows:

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	3/31/2014	12/31/2013	3/31/2014	12/31/2013	3/31/2014	12/31/2013	3/31/2014	12/31/2013
Payables to related parties (Note 17 b)	430,309	422,150	8,653,220	8,522,685	685,265	735,880	9,012,777	8,873,825
Derivative financial instruments (Note 11 I)	80,015	6,822	19,808	17,375	339	336
Dividends and interest on capital payable non-controlling shareholders	2,165	2,036			2,165	2,036
Advances from customers	29,692	28,213			20,402	17,501
Taxes in installments (Note 14)	244,608	247,387	1,430,941	1,454,838	215,703	218,667	1,275,572	1,294,666
Profit sharing - employees	154,360	121,631			140,495	113,039
Other payables	103,738	144,612	59,758	66,673	25,296	51,497	74,109	5,241
	1,044,887	972,851	10,163,727	10,061,571	1,089,665	1,138,956	10,362,458	10,173,732

13.   INCOME TAX AND SOCIAL CONTRIBUTION

The information related to income tax and social contribution did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2013 and, accordingly, the Company decided not to repeat it fully in the condensed interim financial statements as of March 31, 2014.

(a)   Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the period are as follows:

		Consolidated		Parent Company
	3/31/2014	3/31/2013	3/31/2014	3/31/2013
Income tax and social contribution (expenses) income
Current	-124,011	-77,835	-11,717
Deferred	96,856	219,813	99,430	217,504
	-27,155	141,978	87,713	217,504

The reconciliation of Company and consolidated income tax and social contribution expenses and income and the result from applying the effective rate on profit before income tax (IRPJ) and social contribution (CSLL) are as follows:

		Consolidated		Parent Company
	3/31/2014	3/31/2013	3/31/2014	3/31/2013
Profit (loss) before income tax and social contribution	79,251	-125,662	-32,379	-190,178
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	-26,945	42,725	11,009	64,661
Adjustment to reflect effective rate:
Interest on capital benefit		190,400		190,400
Share of profits of investees			76,733	-38,241
Income subject to special tax rates or untaxed	5,154	-83,214
Transfer pricing adjustment	-4,926		-4,926
Tax loss carryforwards without recognizing deferred taxes	-4,820	-11,648
Other permanent deductions (add-backs)	4,382	3,715	4,897	684
Income tax and social contribution in profit for the period	-27,155	141,978	87,713	217,504
Effective tax rate	34%	-113%	271%	-114%

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(b)   Deferred income tax and social contribution:

The deferred income tax and social contribution are calculated on income tax and social contribution loss carryforwards and related temporary differences between the tax bases of assets and liabilities and the accounting balances of the interim financial statements. They are presented at net amounts when related to a sole jurisdiction.

	Consolidated
	Opening balance	Movement		Closing balance
	12/31/2013	Comprehensive income	Profit or loss	3/31/2014
Deferred tax assets
Income tax loss carryforwards	1,132,296	-6,523	-20,991	1,104,782
Social contribution loss carryforwards	389,306		-1,947	387,359
Temporary differences	1,248,925	224,784	113,199	1,586,908
- Provision for tax, social security, labor, civil and environmental risks	207,507		25,560	233,067
- Provision for environmental liabilities	117,795		-4,074	113,721
- Asset impairment losses	53,450		5,729	59,179
- Inventory impairment losses	28,556		5,123	33,679
- (Gains) losses on financial instruments	-4,722		3,551	-1,171
- (Gains) losses on available-for-sale financial assets	287,876	220,585		508,461
- Actuarial liability (pension and healthcare plan)	131,938			131,938
- Accrued supplies and services	91,807		-3,711	88,096
- Estimated losses on doubtful debts	27,749		582	28,331
- Goodwill on merger	-123,172	4,199	-1,055	-120,028
- Unrealized exchange differences (*)	546,041		60,581	606,622
- (Gain) on loss of control over Transnordestina	-224,096			-224,096
- Other	108,196		20,913	129,109
Non-current assets	2,770,527	218,261	90,261	3,079,049

Deferred tax liabilities
- Business combination	252,109	-7,912	-7,450	236,747
- Other	16,724	-559	855	17,020
Non-current liabilities	268,833	-8,471	-6,595	253,767

			Parent Company
	Opening balance	Movement		Closing balance
	12/31/2013	Comprehensive income	Profit (loss)	3/31/2014
Deferred tax assets
Income tax loss carryforwards	919,910		-5,482	914,428
Social contribution loss carryforwards	389,306		-1,947	387,359
Temporary differences	1,303,782	214,541	106,859	1,625,182
- Provision for tax, social security, labor, civil and environmental risks	199,445		24,729	224,174
- Provision for environmental liabilities	117,795		-4,074	113,721
- Asset impairment losses	47,087		5,729	52,816
- Inventory impairment losses	28,365		4,972	33,337
- (Gains) losses on financial instruments	-3,875		3,453	-422
- (Gains) losses on available-for-sale financial assets	264,172	214,541		478,713
- Actuarial liability (pension and healthcare plan)	132,063			132,063
- Accrued supplies and services	89,767		-3,924	85,843
- Estimated losses on doubtful debts	26,179		434	26,613
- Unrealized exchange differences (*)	546,041		60,581	606,622
- (Gain) on loss of control over Transnordestina	-224,096			-224,096
- Other	80,839		14,959	95,798
Non-current assets	2,612,998	214,541	99,430	2,926,969

(*) The Company taxes foreign exchange differences on a cash basis to calculate income tax and social contribution.

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Some Group companies recognized tax credits on income tax and social contribution loss carryforwards not subject to statute of limitations and based on the history of profitability and expected future taxable profits determined in technical studies approved by Management.

Since they are subject to significant factors that may change the projections for realization, the carrying amounts of deferred tax assets and projections are reviewed annually. These studies indicate the realization of these tax assets within the term stipulated by the mentioned instruction and the limit of 30% of the taxable profit.

Certain Group companies have tax assets amounting to R$177,446 and R$24,349, related to income tax and social contribution loss carryforwards, for which no deferred taxes were set up, of which R$35,829 expire in 2015, R$10,611 in 2018 and R$56,537 in 2025. The remaining tax assets refer to domestic companies and, therefore, are not subject to statute of limitations.

The Company’s corporate structure includes foreign subsidiaries whose profits are subject to income tax levied by the related countries, recognized at tax rates lower than in Brazil.

For the years from 2010 to 2014 these subsidiaries generated profits amounting to R$4,031,024, which tax authorities may understand that have already been distributed, hence, it would be subject to additional taxation in Brazil, in the approximate amount of R$1,300,000. The Company, based on its legal counsel's opinion, assessed the likelihood of loss in a potential challenge by tax authorities as possible and, therefore, no provision was recognized in the condensed interim financial statements.

(c)   Income tax and social contribution recognized in shareholders' equity:

The income tax and social contribution recognized directly in shareholders' equity are as follows:

		Consolidated		Parent Company
	3/31/2014	12/31/2013	3/31/2014	12/31/2013
Income tax and social contribution
Actuarial gains on defined benefit pension plan	33,012	33,012	32,876	32,876
Changes in the fair value on available-for-sale financial assets	-180,989	-401,574	-178,033	-392,574
Exchange differences on translating foreign operations	-425,510	-425,510	-425,510	-425,510
	-573,487	-794,072	-570,667	-785,208

14.   TAXES IN INSTALLMENTS

The information related to taxes in installments did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2013 and, accordingly, the Company decided not to repeat it fully in the condensed interim financial statements as of March 31, 2014.

The position of the debts arising from these tax installment plans, recorded in taxes in installments in current and non-current liabilities, is as follows:

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	3/31/2014	12/31/2013	3/31/2014	12/31/2013	3/31/2014	12/31/2013	3/31/2014	12/31/2013
Federal REFIS Law 11,941/09 (a)	142,788	140,446	991,203	1,001,630	123,414	121,399	837,459	845,838
Federal REFIS Law 12,865/13 (a)	28,312	27,124	386,395	384,872	28,446	27,167	386,395	384,872
Other taxes in installments (b)	73,508	79,817	53,343	68,336	63,843	70,101	51,718	63,956
	244,608	247,387	1,430,941	1,454,838	215,703	218,667	1,275,572	1,294,666

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a)      Tax Recovery Program (Federal Refis) – Law 11,941/09 and Law 12,865/13

•         New deadline – Law 11,941/09

On November 26, 2009, the Group companies joined the Tax Recovery Programs established by Law 11,941/09 and Provisional Act 470/2009, aimed at settling tax liabilities through a special payment system and installment plan for the settlement of tax and social security obligations.

With the new deadline to join the Law 11,941/09 tax installment program established by the RFB/PGFN, pursuant to Law 12,865/13, the Company analyzed with its legal counsel the lawsuits that could have changed or be subject to new jurisprudence, the Company concluded that some tax debts could be included in the new tax installment plan on December 27, 2013. After the analysis, the Company concluded that there were debts that could be included in the program and applied for installment payment on December 27, 2013.

•         Overseas profits – Law 12,865/13

Under Article 40 of Law 12,865/13, the federal government allowed the payment in installments of income tax and social contribution arising from the application of Article  74 of Provisional Act 2158-35/2001, the so-called overseas profits, which requires that profits earned by foreign subsidiaries or associates be taxed at year end.

The Company elected to join the amounts corresponding to the assessed period (2004-2009), on November 29, 2013.

Both programs provide for reductions in fines and interest, however, only income tax and social contribution debt arising from the application of Law 12,865/12 could be settled with tax credits claimed on tax loss carryforwards of subsidiaries and the parent company. The tax credit utilized by the subsidiaries total R$565,273, of which R$550,270 did not have a recognized tax credit.

The remaining balance was divided into 179 monthly installments adjusted by the SELIC and the amount determined pursuant to Laws 11,941/09 and 1,2865/13 is subject to approval by the tax authorities.

b)      Other tax installments (regular and other)

The Group companies also joined the Regular social security tax (INSS) installment plan and other plans.

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15.   PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

As of March 31, 2014, the information related to judicial deposits and proceedings did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2013.

Details of the accrued amounts and related judicial deposits are as follows:

				Consolidated				Parent Company
		3/31/2014		12/31/2013		3/31/2014		12/31/2013
	Accrued liabilities	Judicial deposits	Accrued liabilities	Judicial deposits	Accrued liabilities	Judicial deposits	Accrued liabilities	Judicial deposits
Tax	278,314	86,686	259,725	87,391	238,327	75,672	218,899	75,672
Social security and labor	347,399	139,788	298,637	138,911	300,949	115,839	254,116	115,579
Civil	90,509	25,127	82,143	29,022	74,388	20,858	65,667	24,614
Environmental	1,756	961	4,262	961	1,756	892	4,262	892
Escrow deposits		8,872		8,935		5,274		5,212
	717,978	261,434	644,767	265,220	615,420	218,535	542,944	221,969
Legal obligations challenged in courts:
Tax
Education salary premium	46,193	46,193	46,193	46,193	46,193	46,193	46,193	46,193
Income tax/”Verão” plan	20,892	372,452	20,892	366,951	20,892	372,452	20,892	366,951
Other provisions	102,438	15,350	101,331	15,350	102,438	15,350	101,331	15,350
	169,523	433,995	168,416	428,494	169,523	433,995	168,416	428,494
	887,501	695,429	813,183	693,714	784,943	652,530	711,360	650,463

The changes in the provisions for tax, social security, labor, civil and environmental risks in the period ended March 31, 2014 were as follows:

					Consolidated
					Current + Non-current
Nature	12/31/2013	Additions	Net adjustment	Net utilization of reversal	3/31/2014
Tax	428,141		20,897	-1,201	447,837
Social security	47,261	12,197	1,120		60,578
Labor	251,376	52,056	5,050	-21,661	286,821
Civil	82,143	4,091	8,123	-3,848	90,509
Environmental	4,262		288	-2,794	1,756
	813,183	68,344	35,478	-29,504	887,501

					Parent Company
					Current + Non-current
Nature	12/31/2013	Additions	Net adjustment	Net utilization of reversal	3/31/2014
Tax	387,315		20,703	-168	407,850
Social security	46,537	12,197	1,106		59,840
Labor	207,579	50,191	3,320	-19,981	241,109
Civil	65,667	3,880	7,543	-2,702	74,388
Environmental	4,262		288	-2,794	1,756
	711,360	66,268	32,960	-25,645	784,943

The provision for tax, social security, labor, civil and environmental liabilities was estimated by management and is mainly based on the legal counsel’s assessment. Only proceedings for which the risk is classified as probable loss are accrued. Moreover, this provision includes tax liabilities resulting from contingencies filed by the Company, subject to SELIC (Central Bank’s policy rate).

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▪  Other administrative and judicial proceedings

The Group is a defendant in other administrative and judicial proceedings (tax, social security, labor, civil, and environmental), in the approximate amount of R$12,688,667, of which

(a)  R$6,654,445 refers to the tax assessment notice issued against the Company for an alleged sale of 40% of the shares of its subsidiary NAMISA to a Japanese-Korean consortium, thus failing to determine and pay taxes on the capital gain resulting from this transaction, and in May 2013, the São Paulo (SP) Regional Judgment Office (lower administrative court) issued a decision favorable to the Company and cancelled the tax assessment notice. In light of this decision, an ex-officio appeal was filed that will be judged by the Administrative Board of Tax Appeals (CARF).

(b)  R$701,695 refers to tax foreclosures filed to require the Company to pay the ICMS, as liable party, allegedly due on the electricity purchased from a Generating Plant and fully consumed in the manufacturing of steel products. The tax auditors believe that the use of electricity in the production process does not exclude the Company responsibility for withholding ICMS levied on delivery of this input in the plant.

(c)  R$547,557 refers to the offset of taxes that were not approved by the Federal Revenue Service for different reasons. The taxes involved are CSLL, IRPJ, IPI, PIS and COFINS. The analysis of the entire documentation evidences the right to claim credits and the right to file the offset requests, processed at the time.

(d)  R$521,197 refers to the decision issued by the Federal Revenue Service that partially approved the request to pay debts in installments governed by Provisional Act 470/09, due to the insufficiency of tax loss carryforwards. When it consolidated the tax installment plan, the Federal Revenue Service considered the existing outstanding balance in the Inflationary Profit Tax Return (SAPLI) as the correct amount: however, this balance already included the adjustments to tax loss carryforwards as a result of the Overseas Profits tax assessment notice issued against the Company.

(e)  R$460,669 refers to the disallowance of the ICMS credits claimed by the Company in the period 04/1999-07/2002 on the transfer of iron ore between the Casa de Pedra mine and the Presidente Vargas Plan. According to the tax auditors, the tax base used on the transfer under the Minas Gerais State Law is not accepted under the Rio de Janeiro State Law, reason why the difference was disallowed.

(f)   R$260,321 refers to the disallowance of the ICMS credits on the acquisition of subsidiary INAL’s units located in the State of Rio de Janeiro. According to the tax auditors, the acquisition of a unit does not entitle an entity to claim ICMS credits. In light of these tax assessments, the Company filed for an injunction at the time and its right to change its State taxpayer master file was recognized, to state that the units acquired belong to CSN. This decision was favorable to the Company and can be applied in the judgment of our appeals by the Rio de Janeiro State Taxpayers Board.

(g)  R$2,113,511 refers to other tax (federal, state, and municipal) lawsuits.

(h)  R$973,226 refers to labor and social security lawsuits; R$407,173 refers to civil lawsuits, and R$48,873 refers to environmental lawsuits.

The assessments made by legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recorded in conformity with Management’s judgment and accounting practices adopted in Brazil.

16.   PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATION - ARO

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The information related to provisions for environmental liabilities and asset retirement obligation - ARO did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2013.

The balance of the provision for environmental liabilities and asset retirement obligation - AROis as follows:

		Consolidated		Parent Company
	3/31/2014	12/31/2013	3/31/2014	12/31/2013
Environmental liabilities	334,477	346,455	334,477	346,455
Asset retirement obligation - ARO	24,748	23,999	19,875	19,261
	359,225	370,454	354,352	365,716

17.   RELATED-PARTY BALANCES AND TRANSACTIONS

The information related to related-party transactions did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2013.

a)     Transactions with Holding Company

•  Liabilities

Companies	Paid
	Dividends	Interest on Capital
Vicunha Siderurgia	203,386
Rio Iaco	16,963
Total at 3/31/2014	220,349
Total at 12/31/2013	471,801	388,855

b)     Transactions with subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties

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•           By transaction

	Consolidated
	Current	Non-current	Total

Assets
Trade receivables	109,501		109,501
Loans	377,039	191,481	568,520
Dividends receivable	31,571		31,571
Actuarial asset		97,051	97,051
Other receivables	10,796	14,360	25,156
Total at 3/31/2014	528,907	302,892	831,799
Total at 12/31/2013	987,969	719,042	1,707,011

Liabilities
Other payables
Accounts payable	446	546	992
Advances from customers	429,863	8,652,674	9,082,537
Trade payables	11,145		11,145
Actuarial liability		11,139	11,139
Total at 3/31/2014	441,454	8,664,359	9,105,813
Total at 12/31/2013	475,099	8,533,824	9,008,923

	Statement of Income
Revenues
Sales	351,370
Interest	11,066
Expenses
Purchases	-285,052
Interest	-108,985
Total at 3/31/2014	-31,601
Total at 3/31/2013	-77,447

•           By company

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	Consolidated
	Assets			Liabilities			Statement of Income
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Finance income and costs, net	Total
Subsidiaries
Ferrovia Transnordestina Logística S.A. (1)	45,419	62,886	108,305
	45,419	62,886	108,305
Jointly controlled entities
Nacional Minérios S.A. (2)	378,736	38,471	417,207	430,308	8,653,220	9,083,528	91,090	-1,827	-103,446	-14,183
MRS Logística S.A.	30,402		30,402	114		114		-178,265		-178,265
Transnordestina Logística S.A (3)	6,698	92,980	99,678	4,919		4,919			5,114	5,114
CBSI - Companhia Brasileira de Serviços e Infraestrutura	6,547	6,513	13,060	2,524		2,524		-36,452		-36,452
CGPAR Construção Pesada S.A.	3,884	4,618	8,502	3,385		3,385		-65,861		-65,861
	426,267	142,582	568,849	441,250	8,653,220	9,094,470	91,090	-282,405	-98,332	-289,647
Other related parties
CBS Previdência		97,051	97,051	8	11,139	11,147
Fundação CSN	321	373	694					-523	18	-505
Usiminas	1,187		1,187	196		196	51,346			51,346
Panatlântica	42,347		42,347				208,934			208,934
Ibis Participações e Serviços								-1,420		-1,420
Companhia de Gás do Ceará								-574		-574
Taquari Participações S.A								-130		-130
	43,855	97,424	141,279	204	11,139	11,343	260,280	-2,647	18	257,651
Associates
Arvedi Metalfer do Brasil S.A.	13,366		13,366						395	395
Total at 3/31/2014	528,907	302,892	831,799	441,454	8,664,359	9,105,813	351,370	-285,052	-97,919	-31,601
Total at 12/31/2013	987,969	719,042	1,707,011	475,099	8,533,824	9,008,923
Total at 3/31/2013							178,835	-154,642	-101,640	-77,447

1.   Refers to loans of the subsidiary FTL – Ferrrovia Transnordestina Logística S.A. to the jointly controlled entity Transnordestina Logística S.A.

2.   Nacional Minérios S.A: Asset:  Refers mainly to prepayment transactions with the indirect subsidiaries CSN Europe, CSN Portugal and CSN Ibéria. Contracts in US$: interest equivalent to 5.37% to 6.80% with final maturity in June 2015. As of March 31, 2014, borrowings total R$349,706 (R$360,990 as of December 31, 2013) of which R$311,235 is classified in short term and R$38,471 is classified in long term.

Liability: The advance from customer received from jointly controlled entity Nacional Minérios S.A. refers to the contractual obligation of supply of iron ore and port services. The contract is subject to interest rate of 12.5% p.a. and expires in September 2042.

3.   Transnordestina Logística S.A: Contracts in R$: interest equivalent to 102.00% of the CDI with final maturity in March 2016. As of March 31, 2014, borrowings total R$96,449 (R$270,693 as of December 31, 2013) of which R$6,698 is classified in short term and R$89,751 is classified in long term.

•           By transaction

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	Parent Company
	Current	Non-current	Total
Assets
Trade receivables (1)	613,264		613,264
Loans	20,386	90,124	110,510
Dividends receivable	84,879		84,879
Actuarial asset		96,665	96,665
Short-term and other investments (2)	81,664	98,282	179,946
Other receivables	53,810	118,913	172,723
Total at 3/31/2014	854,003	403,984	1,257,987
Total at 12/31/2013	1,570,254	624,850	2,195,104

Liabilities
Borrowings and financing
Prepayment	114,667	2,802,004	2,916,671
Fixed rate notes and related parties bonds	49,754	2,350,827	2,400,581
Related parties borrowings	193,203	2,532,405	2,725,608
Other payables
Accounts payable	243,103	360,103	603,206
Advances from customers (3)	442,162	8,652,674	9,094,836
Trade payables	124,818		124,818
Actuarial liability		11,118	11,118
Total at 3/31/2014	1,167,707	16,709,131	17,876,838
Total at 12/31/2013	2,302,367	15,574,882	17,877,249

	Statement of Income
Revenues
Sales	1,572,042
Interest	3,016
Expenses
Purchases	-379,646
Interest	-407,607
Exchange differences	197,169
Pension plan expenses	-88,517
Total at 3/31/2014	896,457
Total at 3/31/2013	459,820

1.   Related parties receivables arise from product sales and service transactions between the parent and its subsidiaries and jointly controlled entities.

2.   Short-term investments total R$81,664 as of March 31, 2014 (R$100,560 as of December 31, 2013) and investments in Usiminas shares classified as available-for-sale total R$98,282 (R$134,543 as of December 31, 2013).

3.   Nacional Minérios S.A.: The advance from customer received from jointly controlled entity Nacional Minérios S.A. refers to the contractual obligation of supply of iron ore and port services. The contract is subject to interest rate of 12.5% p.a. and expires in September 2042.

•           By company

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	Parent Company
	Assets			Liabilities			Statement of Income
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Finance income and costs, net	Exchange differences, net	Total
Subsidiaries
Companhia Siderúrgica Nacional, LLC				277		277
CSN Portugal, Unipessoal Lda.				95,962	24,624	120,586			-2,023	3,518	1,495
CSN Europe Lda.				5,034	69,518	74,552			80	2,445	2,525
CSN Resources S.A. (1)				103,941	5,322,478	5,426,419			-69,028	187,215	118,187
CSN Handel GmbH (2)	296,856		296,856				904,087			-12,331	891,756
CSN Islands XII Corp.				7,804	453,732	461,536			-5,625	14,299	8,674
CSN Ibéria Lda.					57,531	57,531			-371	2,023	1,652
ITA Energética S.A	2,341		2,341
Companhia Metalúrgica Prada (3)	181,729	2,800	184,529	13,609	196	13,805	252,872	-29,490			223,382
CSN Cimentos S.A.	4,707		4,707	216	359,361	359,577	39,533	-829	-8,417		30,287
Companhia Metalic Nordeste				17,113		17,113	8,595	-194			8,401
Estanho de Rondônia S.A.	1,063	3,695	4,758	227		227		-1,615			-1,615
Florestal Brasil S.A.		1,762	1,762
Sepetiba Tecon S.A.	48,594		48,594	1,161		1,161	809	-2,378			-1,569
Mineração Nacional S.A.	13		13
Congonhas Minérios S.A. (4)				162,243	1,757,353	1,919,596			-52,244		-52,244
Ferrovia Transnordestina Logística S.A.		13,579	13,579	179,608		179,608
CSN Energia S.A.	39,164		39,164	66,437		66,437		-59,546			-59,546
Companhia Brasileira de Latas	20,649	78,193	98,842	40,704		40,704	14,776	-542			14,234
	595,116	100,029	695,145	694,336	8,044,793	8,739,129	1,220,672	-94,594	-137,628	197,169	1,185,619
Jointly controlled entities
Nacional Minérios S.A.	67,105		67,105	430,309	8,653,220	9,083,529	91,090	-1,827	-269,899		-180,636
Transnordestina Logística S.A.	6,698	92,980	99,678						2,522		2,522
MRS Logística S.A.	30,402		30,402	22,225		22,225		-178,265			-178,265
CBSI - Companhia Brasileira de Serviços e Infraestrutura	6,508	6,419	12,927	5,782		5,782		-36,452			-36,452
CGPAR Construção Pesada S.A.	9,289	9,236	18,525	14,851		14,851		-65,861			-65,861
	120,002	108,635	228,637	473,167	8,653,220	9,126,387	91,090	-282,405	-267,377		-458,692
Other related parties
CBS Previdência		96,665	96,665	8	11,118	11,126
Fundação CSN	321	373	694					-523	18		-505
Usiminas	1,187		1,187	196		196	51,346				51,346
Panatlântica	42,347		42,347				208,934				208,934
Ibis Participações e Serviços								-1,420			-1,420
Companhia de Gás do Ceará								-574			-574
Taquari Participações S.A								-130			-130
	43,855	97,038	140,893	204	11,118	11,322	260,280	-2,647	18		257,651
Associates
Arvedi Metalfer do Brasil S.A.	13,366		13,366						396		396

Exclusive funds
Diplic, Mugen e Vértice	81,664	98,282	179,946						-88,517		-88,517
Total at 3/31/2014	854,003	403,984	1,257,987	1,167,707	16,709,131	17,876,838	1,572,042	-379,646	-493,108	197,169	896,457
Total at 12/31/2013	1,570,254	624,850	2,195,104	2,302,367	15,574,882	17,877,249
Total at 3/31/2013							954,914	-263,865	-346,092	114,863	459,820

1.   CSN Resources S.A.: prepayment contracts in US dollars, Fixed Rate Notes, and Related parties Bonds.

2.   CSN Handel GMBH: receivables of R$296,856 as of March 31, 2014 (R$303,073 as of December 31, 2013), classified in current assets.  Refer to sales transactions on mining products.

3.   Companhia Metalúrgica Prada: receivables of R$181,729 as of March 31, 2014 (R$201,726 as of December 31, 2013), classified in current assets.  Refers to the purchase of steel and payment of ICMS.

4.   Congonhas Minérios S.A.: contracts in Brazilian reais related to Related parties loans.

c)     Key management personnel

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The key management personnel, who have authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and statutory directors. The following is information on the compensation of such personnel and the related balances as of March 31, 2014.

	3/31/2014	3/31/2013
	Statement of Income
Short-term benefits for employees and officers	2,261	3,369
Post-employment benefits	13	33
Other long-term benefits	n/a	n/a
Severance benefits	n/a	n/a
Share-based compensation	n/a	n/a
	2,274	3,402

n/a – Not applicable

18.   SHAREHOLDERS' EQUITY

i. Paid-in capital

Fully subscribed and paid-in capital as of March 31, 2014 is R$4,540,000 represented by 1,457,970,108 book-entry common shares without par value. Each common share entitles its holder to one vote in Shareholders’ Meetings.

ii. Authorized capital

The Company’s bylaws in effect as of March 31, 2014 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

iii. Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article  193 of Law 6,404/76, up to the ceiling of 20% of share capital.

iv. Treasury shares

As of March 31, 2014, the Company did not have any treasury shares.

v. Ownership structure

As of March 31, 2014, the Company’s ownership structure was as follows:

		3/31/2014		12/31/2013
	Number of common shares	% of total shares	Number of common shares	% of total shares
Vicunha Siderurgia S.A.	697,719,990	47.86%	697,719,990	47.86%
Rio Iaco Participações S.A. (*)	58,193,503	3.99%	58,193,503	3.99%
Caixa Beneficente dos Empregados da CSN - CBS	12,788,231	0.88%	12,788,231	0.88%
BNDES Participações S.A. - BNDESPAR	8,794,890	0.60%	8,794,890	0.60%
NYSE (ADRs)	360,223,083	24.71%	356,019,691	24.42%
BM&FBovespa	320,250,411	21.96%	324,453,803	22.25%
	1,457,970,108	100.00%	1,457,970,108	100.00%

(*) Rio Iaco Participação S. A. is a company part of the control group.

19.   DIVIDENDS AND INTEREST ON CAPITAL

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On February 28, 2014, the Board of Directors approved the proposal for payment, as advance of mandatory minimum dividend, from the retained earnings reserve (statutory reserve of working capital), the amount of R$425,000 in dividends, corresponding to R$ 0.29150 per share.

20.   NET SALES REVENUE

Net sales revenue is comprised as follows:

		Consolidated		Parent Company
	3/31/2014	3/31/2013	3/31/2014	3/31/2013
Gross revenue
Domestic market	3,526,857	3,380,022	3,268,888	3,124,974
Foreign market	1,691,623	1,069,187	972,563	461,662
	5,218,480	4,449,209	4,241,451	3,586,636
Deductions
Cancelled sales and discounts	-29,041	-47,502	-23,551	-45,932
Taxes levied on sales	-818,561	-759,724	-727,447	-687,489
	-847,602	-807,226	-750,998	-733,421
Net revenue	4,370,878	3,641,983	3,490,453	2,853,215

21.   EXPENSES BY NATURE

		Consolidated		Parent Company
	3/31/2014	3/31/2013	3/31/2014	3/31/2013
Raw materials and inputs	-1,493,417	-1,391,167	-941,229	-914,581
Labor cost	-410,300	-348,026	-327,001	-285,876
Supplies	-271,434	-253,620	-258,458	-243,867
Maintenance cost (services and materials)	-320,614	-300,357	-310,483	-288,165
Outsourcing services	-513,224	-492,335	-380,159	-326,420
Depreciation, amortization and depletion (Note 8 a)	-285,346	-287,236	-234,661	-229,830
Other	-33,962	-89,672	-39,478	-101,933
	-3,328,297	-3,162,413	-2,491,469	-2,390,672

Classified as:
Cost of sales (Note 24)	-3,034,529	-2,851,577	-2,311,229	-2,205,276
Selling expenses (Note 24)	-189,915	-201,250	-97,377	-109,267
General and administrative expenses (Note 24)	-103,853	-109,586	-82,863	-76,129
	-3,328,297	-3,162,413	-2,491,469	-2,390,672

22.   OTHER OPERATING INCOME (EXPENSES)

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		Consolidated		Parent Company
	3/31/2014	3/31/2013	3/31/2014	3/31/2013
Other operating income
Lawsuit indemnities/wins	967	610	553	538
Rentals and leases	507	200	252	200
Reversal of provisions	3,136	893	3,136	893
Other revenues	3,103	2,553	705	1,887
	7,713	4,256	4,646	3,518

Other operating expenses
Taxes and fees	-3,828	-4,203	-2,168	-2,697
Provision for tax, social security, labor, civil and environmental risks, net of reversals	-114,815	-23,452	-111,887	-25,249
Contractual, nondeductible fines	-118	-10,058	-29	-9,889
Depreciation of unused equipment (Note 8 a)	-9,060	-7,037		-6,785
Residual value of permanent assets written off (Note 8)	-4,628	-1,832	-4,288
Inventory impairment losses/reversals (Note 5)	-16,200	391	-14,624
Expenses on studies and project engineering	-10,829	-16,538	-10,657	-16,330
Pension plan expenses	-13,443	-7,759	-13,443	-7,759
Other expenses	-11,420	-28,412	-8,961	-9,818
	-184,341	-98,900	-166,057	-78,527
Other operating income (expenses), net	-176,628	-94,644	-161,411	-75,009

23.   FINANCE INCOME (COSTS)

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		Consolidated		Parent Company
	3/31/2014	3/31/2013	3/31/2014	3/31/2013
Finance income
Related parties (Note 17 b)	11,066	61	3,016	20,080
Income from short-term investments	20,000	28,291	552	2,286
Other income	6,986	9,468	5,001	2,667
	38,052	37,820	8,569	25,033
Finance costs
Borrowings and financing - foreign currency	-167,893	-166,685	-24,625	-16,574
Borrowings and financing - local currency	-423,423	-328,360	-367,629	-251,211
Related parties (Note 17 b)	-108,985	-101,701	-496,124	-366,172
Capitalized interest (Notes 8 and 29)	43,934	116,774	43,934	71,320
Losses on derivatives (*)	-3,069	-2,363	-636	-1,197
Interest, fines and late payment charges	-40,615	-6,408	-38,151	-4,857
Other finance costs	-23,984	-47,675	-18,667	-37,794
	-724,035	-536,418	-901,898	-606,485
Inflation adjustment and exchange differences, net
Inflation adjustments	5,729	-23,132	2,619	-9,894
Exchange differences	30,232	-13,786	311,883	126,107
Exchange losses on derivatives (*)	-91,177	8,233
	-55,216	-28,685	314,502	116,213

Finance costs, net	-741,199	-527,283	-578,827	-465,239

(*) Statement of gains and losses on derivative transactions
Real-to-dollar swap	-18,772	-633
Euro-to-dollar swap	-557	5,396
Yen-to-dollar swap		-8
Dollar-to-euro swap	-485	3,478
Fixed rate-to-dollar swap	-71,363
	-91,177	8,233
Libor-to-CDI swap	-636	-1,197	-636	-1,197
Fixed rate-to-CDI swap	-2,433	-1,166
	-3,069	-2,363	-636	-1,197
	-94,246	5,870	-636	-1,197

24.   SEGMENT INFORMATION

The information related to segment information did not have changes in relation to that disclosed in the Company's financial statements as of December 31, 2013 and, accordingly, the Company decided not to repeat it in the condensed interim financial statements as of March 31, 2014.

According to the Group’s structure, its businesses are distributed into five (5) operating segments.

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								3/31/2014
Profit or loss	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (unaudited) (*)	1,388,395	5,509,670				487,692
Net revenues
Domestic market	2,355,499	99,749	60,176	277,264	65,057	98,040	-250,079	2,705,706
Foreign market	771,405	1,147,695					-253,928	1,665,172
Total net revenue (Note 20)	3,126,904	1,247,444	60,176	277,264	65,057	98,040	-504,007	4,370,878
Cost of sales and services (Note 21)	-2,394,701	-716,093	-34,057	-204,989	-41,987	-65,211	422,509	-3,034,529
Gross profit	732,203	531,351	26,119	72,275	23,070	32,829	-81,498	1,336,349
General and administrative expenses (Note 21)	-165,719	-15,953	-593	-28,373	-4,701	-14,731	-63,698	-293,768
Depreciation (Note 8 a)	194,729	69,763	1,966	38,919	4,272	8,572	-32,875	285,346
Proportionate EBITDA of jointly controlled entities							111,861	111,861
Adjusted EBITDA	761,213	585,161	27,492	82,821	22,641	26,670	-66,210	1,439,788

Sales by geographic area
Asia	4,433	1,099,799						1,104,232
North America	169,338							169,338
Latin America	45,244							45,244
Europe	549,248	47,896						597,144
Other	3,142						-253,928	-250,786
Foreign market	771,405	1,147,695					-253,928	1,665,172
Domestic market	2,355,499	99,749	60,176	277,264	65,057	98,040	-250,079	2,705,706
TOTAL	3,126,904	1,247,444	60,176	277,264	65,057	98,040	-504,007	4,370,878

								3/31/2013
Profit or loss	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (unaudited) (*)	1,550,397	3,258,560				455,791
Net revenues
Domestic market	2,313,402	87,340	39,487	225,072	46,607	97,877	-217,804	2,591,981
Foreign market	633,906	659,411					-243,315	1,050,002
Total net revenue (Note 20)	2,947,308	746,751	39,487	225,072	46,607	97,877	-461,119	3,641,983
Cost of sales and services (Note 21)	-2,455,764	-453,991	-20,781	-170,553	-40,813	-67,429	357,754	-2,851,577
Gross profit	491,544	292,760	18,706	54,519	5,794	30,448	-103,365	790,406
General and administrative expenses (Note 21)	-157,890	-17,211	-5,522	-22,233	-4,980	-14,076	-88,924	-310,836
Depreciation (Note 8 a)	193,932	50,904	1,749	30,754	4,259	7,498	-1,860	287,236
Proportionate EBITDA of jointly controlled entities							135,118	135,118
Adjusted EBITDA	527,586	326,453	14,933	63,040	5,073	23,870	-59,031	901,924

Sales by geographic area
Asia	8,656	484,133						492,789
North America	148,674							148,674
Latin America	30,531							30,531
Europe	434,781	175,278						610,059
Other	11,264						-243,315	-232,051
Foreign market	633,906	659,411					-243,315	1,050,002
Domestic market	2,313,402	87,340	39,487	225,072	46,607	97,877	-217,804	2,591,981
TOTAL	2,947,308	746,751	39,487	225,072	46,607	97,877	-461,119	3,641,983

(*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and jointly controlled entities (Namisa 60%).

Adjusted EBITDA is the tool based on which the chief operating decision maker measures segment performance and the capacity to generate recurring operating cash, and consists of profit for the year less net finance income (costs), income tax and social contribution, depreciation and amortization, share of profits of investments, and other operating income (expenses), plus the proportional EBITDA of jointly controlled entities.

Even though it is an indicator used in segment performance measurements, EBITDA is not a measurement recognized by accounting practices adopted in Brazil or IFRS, does not have a standard definition, and may not be comparable with measurements using similar names provided by other entities.

As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices.

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		Consolidated
	3/31/2014	3/31/2013
Profit for the period	52,096	16,316
Depreciation (Note 8 a)	285,346	287,236
Income tax and social contribution (Note 13)	27,155	-141,978
Finance income (Note 23)	741,199	527,283
EBITDA	1,105,796	688,857
Other operating income (expenses) (Note 22)	176,628	94,644
Share of profits of investees	45,503	-16,695
Proportionate EBITDA of jointly controlled entities	111,861	135,118
Adjusted EBITDA (*)	1,439,788	901,924

(*) The Company discloses its adjusted EBITDA net of its share of profits of investments and other operating income (expenses) because it understands that these should not be included in the calculation of recurring operating cash generation.

25.   EARNINGS PER SHARE (EPS)

		Consolidated		Parent Company
	3/31/2014	3/31/2013	3/31/2014	3/31/2013
	Common shares		Common shares
Profit for the period
Attributed to owners of the Company	55,334	27,326	55,334	27,326
Weighted average number of shares	1,457,542	1,457,970	1,457,542	1,457,970
Basic and diluted EPS	0.03796	0.01874	0.03796	0.01874

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26.   GUARANTEES

The Company is liable for guarantees for its subsidiaries and jointly controlled entities, as follows:

	Currency	Maturities	Loans		Tax foreclosure		Other		Total
			3/31/2014	12/31/2013	3/31/2014	12/31/2013	3/31/2014	12/31/2013	3/31/2014	12/31/2013
Transnordestina Logísitca	R$	Up to 12/8/2027 and indefinite	1,870,524	1,875,360	20,600	20,600	168,009	168,009	2,059,133	2,063,969

FTL - Ferrovia Transnordestina	R$	11/15/2020	123,450	125,250					123,450	125,250

CSN Cimentos	R$	Up to 10/25/2015 and indefinite			26,423	26,423	39,287	39,287	65,710	65,710

Prada	R$	Up to 02/10/2016 and indefinite			10,133	10,133	21,340	21,916	31,473	32,049
CSN Energia	R$	Indefinite			2,829	2,829			2,829	2,829

Congonhas Minérios	R$	5/21/2019	2,000,000	2,000,000					2,000,000	2,000,000

Fundação CSN	R$	Indefinite	1,003	1,003					1,003	1,003

Other (*)	R$	12/31/2014	12,000						12,000

Total em R$			4,006,977	4,001,613	59,985	59,985	228,636	229,212	4,295,598	4,290,810

CSN Islands IX	US$	1/15/2015	400,000	400,000					400,000	400,000

CSN Islands XI	US$	9/21/2019	750,000	750,000					750,000	750,000

CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000

CSN Resources	US$	7/21/2020	1,200,000	1,200,000					1,200,000	1,200,000

Sepetiba Tecon	US$	Indefinite	8,976	15,708					8,976	15,708

CSN Handel	US$	6/27/2015	100,000	100,000					100,000	100,000

Total in US$			3,458,976	3,465,708					3,458,976	3,465,708

CSN Steel S.L.	EUR	1/31/2020	120,000	120,000					120,000	120,000

Total in EUR			120,000	120,000					120,000	120,000
Total in R$			8,201,763	8,505,948					8,201,763	8,505,948
			12,208,740	12,507,561	59,985	59,985	228,636	229,212	12,497,361	12,796,758

(*) CSN Corporate Guarantee with the subsidiaries CSN Cimentos, Nacional Minérios, Companhia Metalúrgica Prada, Cia Metalic Nordeste, Sepetiba Tecon and CSN Energia.

CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - March 31, 2014 – CIA SIDERURGICA NACIONAL

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27.   COMMITMENTS

a.      Take-or-pay contracts

As of March 31, 2014, the Company was a party to take-or-pay contracts as shown in the following table:

			Payments in the period
Concessionaire	Type of service	Agreement terms and conditions	2013	2014	2014	2015	2016	2017	After 2017	Total
MRS Logística	Iron ore transportation	Contractual clause providing for guaranteed revenue on railway freight. In the case of CSN, this means a minimum payment of 80% of freight estimate.	24,459	30,739	381,847	477,829	477,829	477,829	4,260,642	6,075,976

MRS Logística	Steel products transportation	Transportation of at least 80% of annual volume agreed with MRS.	15,937	14,517	53,130	70,840	517			124,487

MRS Logística	Iron ore, coal and coke transportation	Transportation of 8,280,000 metric tons per year of iron ore and 3,600,000 metric tons per year of coal, coke and other reducing agents.	18,689	40,422	91,954	122,605	122,605	122,605	1,103,446	1,563,215

FCA (*)	Mining products transportation	Transportation of at least 1,900,000 metric tons per year.	36	642

FCA	FCA railway transportation of clinker to CSN Cimentos	Transportation of at least 675,000 metric tons per year of clinker in 2011 and 738,000 metric tons per year of clinker starting 2012.	173	193	20,475	27,300	27,300	27,300	63,701	166,076

White Martins (**)	Supply of gas (oxygen, nitrogen and argon)	CSN undertakers to buy at least 90% of the annual volume of gas contracted with White Martins.	19,356		83,189	110,415	110,415			304,019

CEG Rio	Supply of natural gas	CSN undertakes to buy at least 70% of the monthly natural gas volume.	35,575	141,570	212,678					212,678

Vale S.A	Supply of iron ore pellets	CSN undertakes to buy at least 90% of the volume of iron ore pellets secured by contract. The take-or-pay volume is determined every 18 months.	35,863	124,154	69,249					69,249

Compagás	Supply of natural gas	CSN undertakes to buy at least 80% of the annual natural gas volume secured agreed with Compagás.	5,778	3,354	12,908	17,211	17,211	17,211	120,479	185,020

COPEL	Power supply	CSN undertakers to buy at least 80% of the annual energy volume contracted with COPEL.	3,622	4,652	2,851	8,553	8,553	8,553	28,510	57,020

K&K Tecnologia	Processing of blast furnace sludge generated during pig iron production	CSN undertakes to supply at least 3,000 metric tons per month of blast furnace sludge for processing at K&K sludge concentration plant.	1,904	2,691	5,305	7,074	7,074	7,074	44,212	70,739

Harsco Metals	Processing of slag generated during pig iron and steel production	Harsco Metals undertakes to process metal products and slag crushing byproducts resulting from CSN’s pig iron and steel manufacturing process, receiving for this processing the amount corresponding to the product of the multiplication of unit price (R$/t) by total production of liquid steel from CSN steel mill, ensuring a minimum production of liquid steel of 400,000 metric tons.	9,861	9,892	7,972					7,972

Siemens	Manufacturing, repair, recovery and production of ingot casting machine units	Siemens undertakes to manufacture, repair, recover and produce, in whole or in part, ingot casting machine units to provide the necessary off-line and on-line maintenance of continuous ingot casting machine assemblies of the Presidente Vargas plant (UPV). Payment is set at R$/t of produced steel plates.	9,607	11,711	9,067					9,067
(*) in renegotiation phase.
(**) in renegotiation phase and payments were suspended.			180,860	384,537	950,625	841,827	771,504	660,572	5,620,990	8,845,518

b.      Concession agreements

Minimum future payments related to government concessions as of March 31, 2014 fall due according to the schedule set out in the following table:

Company
Concession	Type of service	2014	2015	2016	2017	After 2017	Total
MRS	30-year concession, renew able for another 30 years, to provide iron ore railway transportation services from the Casa de Pedra mines, in Minas Gerais, coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, transportation of export goods to the Itaguaí and Rio de Janeiro Ports, and shipping of finished goods to the domestic market.	68,023	90,697	90,697	90,697	748,248	1,088,362

FTL (Ferrovia Transnordestina Logística)	30-year concession granted on December 31, 1997, renewable for another 30 years for the development of public utility to operate the Northeastern railway system. The railway system covers 4,238 kilometers of railroads in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	5,460	7,281	7,281	7,281	68,559	95,862

Tecar	Concession to operate TECAR, a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in Rio de Janeiro, for a period ending 2022 and renew able for another 25 years.	217,819	263,858	263,858	263,858	1,319,290	2,328,683

Tecon	25-year concession granted in July 2001, renewable for another 25 years, to operate the container terminal at the Itaguaí Port.	18,567	24,756	24,756	24,756	198,043	290,878

		309,869	386,592	386,592	386,592	2,334,140	3,803,785

CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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28.   INSURANCE

In 2013, after negotiation with insurers and reinsurers in Brazil and abroad, an Insurance Issue Certificate was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from June 30, 2013 to June 30, 2014. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$500,000,000 and covers the following units and subsidiaries of the Company:  Usina Presidente Vargas, Mineração Casa de Pedra, CSN Paraná, Terminal de cargas Tecar, Terminal Tecon, Namisa, CSN Handel and Namisa Handel. CSN takes responsibility for a range of retention of US$300,000,000 in excess of the deductibles for property damages and loss of profits.

In view of their nature, the risk assumptions adopted are not part of the scope of an audit of interim financial statements and, accordingly, were not reviewed by our independent auditors.

29.   ADDITIONAL INFORMATION TO CASH FLOWS

		Consolidated		Parent Company
	3/31/2014	3/31/2013	3/31/2014	3/31/2013
Income tax and social contribution paid	8,250	9,295
Increase of PP&E with interest capitalization	43,934	116,774	43,934	71,320
	52,184	126,069	43,934	71,320

30.   STATEMENT OF COMPREHENSIVE INCOME

	3/31/2014	3/31/2013	3/31/2014	3/31/2013
Profit for the period	52,096	16,316	55,334	27,326

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial (losses) gains on defined benefit pension plan	1,710		1,710
	1,710		1,710

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the period	-44,326	-43,239	-44,326	-43,239
Available-for-sale assets	-648,780	-385,976	-631,003	-287,389
Income tax and social contribution on available-for-sale assets	220,585	131,232	214,541	97,712
Available-for-sale assets from investments in subsidiaries			-11,733	-65,067
	-472,521	-297,983	-472,521	-297,983

	-470,811	-297,983	-470,811	-297,983

Total comprehensive income for the period	-418,715	-281,667	-415,477	-270,657

Attributable to:
Owners of the Company	-415,477	-270,657	-415,477	-270,657
Non-controlling interests	-3,238	-11,010
	-418,715	-281,667	-415,477	-270,657

31.   EVENTS AFTER THE REPORTING PERIOD

•       CADE Decision - Usiminas Shares

On April 9, 2014, the Administrative Council for Economic Defense (CADE - Conselho Administrativo de Defesa Econômica) issued its decision on the matter and a commitment agreement (Performance Commitment Agreement), or TCD, was signed between CADE and CSN. Under the terms of the decision of CADE and TCD, CSN must reduce its interest in Usiminas within a specified term. The term and percentage of reduction are confidential. Moreover, the political rights at Usiminas will continue suspended until the Company reaches the limits established in the TCD.

CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
ITR –– Quarterly Financial Information - March 31, 2014 – CIA SIDERURGICA NACIONAL

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•       Share Repurchase Program

On April 15, 2014, the Board of Directors authorized the opening of a new program for repurchase of shares issued by the Company, to be held in treasury for subsequent sale or cancelation.

•       Export Prepayment

On April 25, 2014, the Company contracted with Banco Santander an export prepayment transaction in the amount of US$ 200 million with maturity in April 2019.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

Companhia Siderúrgica Nacional

São Paulo – SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Siderúrgica Nacional (“the Company”), identified as Parent and Consolidated, respectively, included in the Interim Financial Information Form (ITR), for the three-month period ended March 31, 2014, which comprises the balance sheet as of March 31, 2014 and the related statements of income, and of comprehensive income, for the three-months periods then ended and of changes in equity and of cash flows for the three-month period then ended, including the explanatory notes.

The Company’s management is responsible for the preparation of the individual interim financial information in accordance with technical pronouncement CPC 21 (R1) – Interim Financial Information and of the consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) and with international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1), applicable to the preparation of the Interim Financial Information (ITR) and presented in accordance with the standards issued by the Brazilian Securities Commission.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34, applicable to the preparation of Interim Financial Information (ITR) and presented in accordance with the standards issued by the Brazilian Securities Commission.

Other matters

Statements of value added

We have also reviewed the individual and consolidated interim statements of value added (DVA), for the three-month period ended March 31, 2014, prepared under the responsibility of the Company's Management, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR), and considered as supplemental information for International Financial Reporting Standards – IFRS, which do not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying individual and consolidated interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, May 6, 2014

DELOITTE TOUCHE TOHMATSU	Roberto Wagner Promenzio
Auditores Independentes	Engagement Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 20, 2014

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.